**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Securisyn Medical, LLC

*Legal status of Issuer:*

      *Form:*

      LLC

      *Jurisdiction of Incorporation/Organization:*

      Colorado

      *Date of Organization:*

      January 3, 2011

*Physical Address of Issuer:*

9609 S. University Blvd #631010, Littleton, CO 80163-1010

*Website of Issuer:*

https://www.securisyn.com/

*Is there a co-issuer? ___ yes _X_ no.*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

***CRD Number of Intermediary:***

283874

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

100,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$100,000

***Oversubscriptions Accepted:***
☑   Yes
☐   No

***Oversubscriptions will be Allocated:***
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$5,000,000

***Deadline to reach the Target Offering Amount:***

December 31, 2022

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

0

|  | Year Ended<br>December 31, 2021 | Year Ended<br>December 31, 2020 |
|---|---|---|
| **Total Assets** | $851,987 | $1,088,727 |
| **Cash & Cash Equivalents** | $369,852 | $730,518 |
| **Accounts Receivable**[1] | $4,618 | $45,618 |
| **Short-term Liabilities** | $1,061,475 | $2,330,940 |
| **Long-term Liabilities** | $3,266,577 | $978,487 |
| **Revenues/Sales**[2] | $4,454 | $1,188,538 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | ($1,261,856) | ($2,380,266) |

(1)  Accounts Receivable figures reflect non-dilutive grant income.
(2)  Revenue/Sales figures reflect non-dilutive grant income.


*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, Canada, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**Securisyn Medical, LLC**



**Up to $5,000,000 of Crowd SAFE**

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

# TABLE OF CONTENTS

SPECIAL NOTICE TO FOREIGN INVESTORS ........................................................................2

NOTICE REGARDING THE ESCROW AGENT ......................................................................2

TABLE OF CONTENTS ...........................................................................................................3

ABOUT THIS FORM C..............................................................................................................i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS ....................i

THE OFFERING AND THE SECURITIES ...............................................................................1

    The Offering ............................................................................................................................1

    The Deal Page.........................................................................................................................2

    Material Changes ....................................................................................................................2

    Intermediate Closings .............................................................................................................2

    The Securities .........................................................................................................................2

COMMISSION AND FEES .......................................................................................................6

    Other Compensation ...............................................................................................................6

RISK FACTORS ........................................................................................................................6

    Risks Related to the Company's Business and Industry ...........................................................6

    Risks Related to Intellectual Property ....................................................................................11

    Risks Related to Regulatory Matters ......................................................................................12

    Risks Related to Competition .................................................................................................12

    Risks Related to the Offering .................................................................................................13

    Risks Related to the Securities................................................................................................14

    Risks Related to Litigation .....................................................................................................17

BUSINESS ...............................................................................................................................17

    Description of the Business .....................................................................................................17

    The Company's Products and Services....................................................................................18

    Business Plan .........................................................................................................................19

    Competition ...........................................................................................................................21

    Customer Base .......................................................................................................................21

    Supply Chain .........................................................................................................................22

    Intellectual Property ..............................................................................................................22

USE OF PROCEEDS ...............................................................................................................26

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS ...........................................27

    Biographical Information of Managers....................................................................................33

    Management Generally...........................................................................................................34

    Indemnification ......................................................................................................................34

CAPITALIZATION, DEBT AND OWNERSHIP .....................................................................34

    Capitalization.........................................................................................................................34

    Outstanding Options, SAFEs, Convertible Notes, Warrants ...................................................37

    Ownership..............................................................................................................................41

    Capitalization Upon A Qualified Financing ...........................................................................41

FINANCIAL INFORMATION .................................................................................................42

    Cash and Cash Equivalent .....................................................................................................42

    Liquidity and Capital Resources.............................................................................................42

    Capital Expenditures and Other Obligations ..........................................................................43

    Operations and Results of Operations ....................................................................................43

    Valuation .................................................................................................................................................44

    Trends and Uncertainties ...........................................................................................................................45

    Previous Exempt Offerings of Securities....................................................................................................45

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST ...........................................45

    Notes Payable ............................................................................................................................................46

    Profit Interests............................................................................................................................................46

TAX MATTERS ..................................................................................................................................................46

LEGAL MATTERS ..............................................................................................................................................47

    Bad Actor Disclosure.................................................................................................................................47

    Ongoing Reporting ....................................................................................................................................47

ADDITIONAL INFORMATION..........................................................................................................................48

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C and any exhibit attached hereto. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (as defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectation.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The minimum amount that an Investor may invest in the Offering is $100 (the "**Minimum Individual Subscription Amount**"), and the maximum amount that an Investor may invest in the Offering is $500,000 (the "**Maximum Individual Subscription Amount**"). The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2022 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer and anti-money laundering policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent ("**Escrow Agent**") meeting the requirements of Regulation Crowdfunding ("**Regulation CF**") promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Concurrently and separately from the sale of Securities, the Company is issuing the convertible promissory notes (the "**Notes**") for up to $2,500,000 with a minimum investment amount per note holder of $50,000. The outstanding principal amount and all accrued but unpaid interest of the Notes shall be due and payable on December 31, 2023 (the "**Note Maturity Date**"). The Notes may be prepaid without penalty at any time prior to the Note Maturity Date. As of September 30, 2022, the Company has secured $2,250,000 in the Notes. The Notes may be automatically converted upon an equity financing with total proceeds to the Company of not less than $10,000,000 (the "**Qualified Financing**") or may be converted at the note holders' election upon a financing of less than $10,000,000. In addition, in the event of a change of control of the Company and prior to the conversion or repayment in full of the Notes, the note holders are entitled elect that the Company pays the note holders an amount equal to 150% of the outstanding principal balance and all accrued and unpaid interest of the Notes as full satisfaction of the Notes. Please see under the section of *Convertible Promissory Notes* for more information about the Notes.

**The Deal Page**

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/securisyn (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. **If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.**

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W, Offering Statement Withdrawal, is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the form of the Crowd SAFE (the "**Instrument**") attached as Exhibit B, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Capital Interests*

The Securities are not currently Capital Interests in the Company and merely provide a right to receive Capital Interests at some point in the future upon the occurrence of certain events, which may or may not occur.

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests (such terms as defined in the Instrument).

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends.

*Nominee*

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

*Conversion*

Upon the next sale (or series of related sales) by the Company of its Capital Interests to one or more third parties resulting in gross proceeds to the Company of not less than $10,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible at the option of the Company into Capital Interests.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities (the "**First Equity Financing**"), the Investor will receive a number of Capital Interests sold in the First Equity Financing equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of (x) $40,000,000 (the "**Valuation Cap**") divided by (y) the aggregate number, as of immediately prior to the First Equity Financing, of all issued and outstanding Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any simple agreements for future equity (collectively, "**SAFEs**"), and (iv) any Capital Interests that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share or unit of the Capital Interests sold in such Equity Financing multiplied by 80%;

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the First Equity Financing following the issuance of the Securities, the Investor will receive (a number of Capital Interests of the Capital Interests sold in such Equity Financing equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of a Liquidity Event (as defined below) of the Company prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount (the "**Cash Out Option**"), subject to limitations set forth below, or (ii) a number of Common Interests equal to the Subscription Amount divided by the quotient of (a) the Valuation Cap and (b) the number, as of immediately prior to the Liquidity Event, of Capital Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) all Capital Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any capital interests that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's Board of Managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Interests by the Company to the public, which in each case results in such capital interests being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Interests (other than the Capital Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Capital Interests for resale, as approved by the Company's Board of Managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Interests of the Company.

"**Liquidity Event**" as used above, means either a Change of Control or an IPO.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option, subject to limitations set forth below, or (ii) a number of Capital Interests equal to the Subscription Amount divided by the First Equity Financing Price. Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the Capital Interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's Board of Managers determines in good faith (and with the advice of legal counsel) that delivery of the Company's Capital Interests to the Investors pursuant to the Liquidity Event paragraphs above would violate applicable law, rule or regulation, or be prohibited by the underwriter in any applicable IPO, then the Company shall deliver to the Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interest, as determined in good faith by the Company's Board of Managers.

*Dissolution*

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) the Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" as used above, means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the

Company (excluding a Liquidity Event), whether voluntary or involuntary.

*Termination*

The Securities terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Capital Interests to the Investor pursuant to the conversion provisions of the Instrument or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

*Voting and Control*

Neither the Securities nor the Capital Interests issuable upon the conversion of the Securities have voting rights unless otherwise provided by the Company. In addition, to facilitate the Investors being able to act together and cast a vote as a group, and to the extent the Capital Interests acquired upon conversion of the Securities confer the Investors with voting rights (whether provided by the Company's Fourth Restated and Amended Operating Agreement ("**Operating Agreement**") or other governing documents), the Nominee will act on behalf of the Investors as agent and proxy in all respects. The Nominee will who vote consistently with the majority of the voting power of the Capital Interests into which the Securities may convert into.

The Company does not have any voting agreements in place.

The Company does not have any equity holder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Capital Interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

The Investor may not transfer the Securities or Capital Interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Capital Interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Capital Interests derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and the Nominee.

*Amendment of the Terms of the Securities*

Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investor's Security).

*Other Material Terms*

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

## COMMISSION AND FEES

**Cash Commission**

At the conclusion of the Offering, the Company shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**Risks Related to the Company's Business and Industry**

*The Company has a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Company was organized on January 1, 2011. The Company's only current source of income is from state and federal grants that have been won to fund the Company's product development initiatives. The Company received its first revenues from product sales in early 2022. This limited operating history increases the risk and uncertainty of making an investment in the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. There can be no assurance that we will ever operate profitably. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*There is no guarantee that the Company will become profitable.*

The Company expects to incur net operating losses until such time as it is able to profitably sell one or more of the medical devices in its development pipeline. The losses are expected to result from the development of the medical devices and selling, general, and administrative ("**SG&A**") expenses associated with the operation of the Company and this Offering. The Company does not anticipate that any of its products will be ready for marketing to the public until at least the third quarter of 2022. The Company will not be able to generate any net profits until such time as its sales revenue exceeds its expenses. There is no guarantee that the market will be receptive to any of the medical devices in the Company's portfolio. Even after the Company takes one or more of its medical devices to market, the Company will continue to incur substantial research, development, sales and marketing costs and may never become profitable. If the Company does not become profitable, all or part of an investment in the Company could be lost.

***Global crises and geopolitical events, including and without limitation to, COVID-19 can have a significant effect on our business operations and revenue projections.***

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus pandemic. First identified in late 2019 and now known as COVID-19, the outbreak has impacted millions of individuals worldwide. In response, many countries have implemented measures to combat the outbreak that have impacted global business operations. Challenges such as hospitals focused on other issues or lack of in-person work at the Company impacted the Company's product roll-out and anticipated revenue from sales in 2020 and 2021. The Company has taken a number of measures to monitor and mitigate the effects of COVID-19 for the safety and health of its people (such as social distancing and working from home). The extent of any future impact cannot be reasonably estimated at this time.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***The Company may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***The Company may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The Company will rely on third parties to manufacture its products, and any failure to develop and retain relationships with these third parties could negatively impact the Company's ability to manufacture its products.***

The Company does not possess and does not currently intend to utilize any of the funds raised in this Offering to acquire the internal capabilities, resources, or facilities to manufacture any of the components of any of its medical devices. The Company must therefore engage the services of contract manufacturing organizations to produce its products according to quality standards developed by the Company. The Company has identified and engaged with several contract manufacturing organizations capable of producing the finished devices for its medical devices. These manufacturers are in various stages of the necessary process required prior to full production including but not limited to bidding on requests for proposal, design for manufacturing activities, installation, operational and process qualifications and other verifications or validations.

Use of contract manufacturers exposes the Company to risks in the contract manufacturers' businesses, such as their potential inability or unwillingness to perform from a technical, operational, or financial standpoint. If the Company cannot obtain adequate quantities of its products from the contract manufacturers that the Company has identified, there can be no assurance that the Company will be able to access alternative manufacturing sources within a reasonable period of time, on acceptable terms, or at all. In light of the ongoing COVID-19 pandemic, quarantines, shelter-in-place, stay-at-home, executive and similar government orders-or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur-related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities in the United States and other countries such as China, or the availability or cost of materials, which would disrupt our supply chain. Additionally, such contract manufacturers are subject to audits by the U.S. Federal Food and Drug Administration ("**FDA**") for their manufacturing processes, and the Company has no control over such audits. The unavailability of adequate quantities of the any of the Company's finished devices, the inability to develop alternative sources, a reduction or interruption of the supply chain, or a significant increase in the price of manufacturing could have a material adverse effect on the Company.

***If the Company fails to obtain adequate healthcare reimbursement for product, our revenue-generating ability will be diminished and there is no assurance that the anticipated market for our product will be sustained.***

The Company's ability to commercialize our products with success may also depend, in part, on the extent to which coverage and adequate reimbursement to patients for the cost of such products and related treatment will be available from governmental health administration authorities, private health coverage insurers and other organizations. Adequate third-party coverage may not be available to patients to allow us to maintain price levels sufficient for us to realize an appropriate return on our investment in product development.

Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers can be critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost alternatives are already available or subsequently become available.

Driven by these governmental and private efforts to contain health care costs, there is non-quantifiable risk that the SolidAIRity® Airway Stabilization System or the Ultra Safe Airway Management System will ultimately need to be sold to the Company's end-user customers (*e.g.*, hospitals, clinics, *etc.*) at discounted price levels demanded by those customers as their own reimbursement rates are compressed. Although the Company believes the beneficial elements of its technology may generate significant offsetting clinical care savings for its intended customers, there can be no assurance how the evolving health care marketplace may economically value the SolidAIRity® Airway Stabilization System in different sites of service over time.

***If the Company fails to comply with federal and state healthcare laws, including fraud and abuse and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.***

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies, and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;
- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which among other things created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit

- program or making false statements relating to healthcare matters;
- the federal Physician Payments Sunshine Act, which, among other things, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under certain federal healthcare programs to report annually information related to "payments or other transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by certain healthcare professionals and their immediate family members;
- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from participating in government healthcare programs, contractual damages, reputational harm and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could materially adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

***The Company's business may lose certain key personnel or the Company may not be able to add additional key personnel necessary to reach its goals.***

At this time, the Company's success is reliant on the expertise and commitment of the Company's Managers who implement the Company's financing and operational aspects of the Company's business. The continued relationship of each of these persons, but in particular Dr. Kanowitz and Mr. Bruning, is a critical aspect of the Company's success. If either of Dr. Kanowitz or Mr. Bruning should die, become disabled, or otherwise cease to participate in the Company's business, the Company's ability to function could be severely impaired.

There is no assurance that the Company will be successful in retaining its officers or its other key personnel. The Company's future success will depend on its ability to attract, retain, and motivate additional skilled, diligent, and competent personnel to serve critical business operations functions, including accounting, office administration, human resources, vendor management, product fulfillment, quality assurance and sales. There is no assurance that the Company and such persons as the Company may identify in the future will be able to reach agreements for the provision of their employment services to the Company or that the Company will be able to successfully retain them once identified. The Company's inability to do so will materially and adversely affect the Company's business prospects, operating results and financial condition.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key person insurance will not ameliorate all of the risk of relying on key personnel. The Company's future success will depend on its ability to attract, retain, and motivate additional skilled, diligent, and competent personnel to serve critical business operations functions. There is no assurance that the Company and such persons as the Company may identify in the future will be able to reach agreements for the provision of their employment services to the Company or that the Company will be able to successfully retain them once identified. The Company's inability to do so could materially and adversely affect the Company's business prospects, operating results and financial condition.

***Damage to our reputation could negatively impact our business, financial condition, and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***The Company operates in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws, and regulations.

***The Company may manufacture or sell its products in international markets, which may subject the Company to additional business and regulatory risks.***

In the future, the Company may introduce one or more of its medical devices to the market through partnerships in other countries. If the Company expands its geographic market, it will face additional ongoing complexities to its business and may encounter, among others, the following additional risks:

- Increased complexity and costs of managing international operations;
- Protectionist laws and business practices that favor local companies;
- Dependence on local vendors;
- Multiple, conflicting, and changing governmental laws and regulations;

- Difficulties in enforcing its legal rights;
- Reduced or limited protections of intellectual property rights;
- Lack of patent protection; and
- Political and economic instability.

A portion of the Company's international revenues might be denominated in foreign currencies. An increase in the value of the United States dollar relative to these currencies may make the Company's products more expensive and, thus, less competitive in foreign markets.

**Risks Related to Intellectual Property**

***We currently hold six patents and may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.***

Competitors may infringe our issued patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, rendered unenforceable, or interpreted narrowly.

***We have filed provisional patent applications. These patent applications may not result in issued patents, and as a result we may have limited protection of our proprietary technology in the marketplace.***

We have filed seven provisional patent applications with the United States Patent and Trademark Office ("**USPTO**") that are in various stages or prosecution. It is impossible to predict whether or how these applications will result in any issued patent. Even if the pending application issues, it may issue with claims significantly narrower than those we currently seek.

The patent position of biotechnology companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the USPTO in granting patents are not always applied uniformly or predictably. Consequently, a patent may not issue from our pending patent applications. Therefore, we do not know the degree of future protection that we will have on any proprietary product or technology that we have or may develop.

***If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.***

Our commercial success will depend in part on obtaining and maintaining patent protection in the United States, as well as successfully defending these patents and trade secrets against third-party challenges. We seek to protect our proprietary position by filing patent applications in the United States related to our proposed products. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents cover them.

Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent does not foreclose challenges to its inventorship, scope, validity, or enforceability. Therefore, our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing, and regulatory review of new proposed products, patents protecting such proposed products might expire before or shortly after such proposed products are commercialized. As a result, our owned patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

**Risks Related to Regulatory Matters**

***The Company may fail to comply with one or more or the regulatory requirements applying to manufacturers of medical devices distributed in the United States.***

Manufacturers of medical devices must register their establishments with the FDA (Title 21 CFR Part 807). Registration information must be verified, and an establishment registration fee paid annually. Most establishments that are required to register with the FDA are also required to list the devices that are made there and the activities that are performed on those devices (Title 21 CFR Part 807). The Company's Establishment Registration (3016112560) for 2022 is Active with device listing for its SolidAIRity Flex® Oral Endotracheal Tube Stabilizer under FDA product code CBH (Class I, 510(k) Exempt) 868.5770 Tracheal Tube Fixation Device. The Company could fail to obtain or maintain its establishment registration and/or device listings, which could prohibit the Company's products from being marketed or sold according to the Company's projections, materially affecting the Company and its business prospects.

For devices that require submission of a Premarket Notification 510(k), the manufacturer cannot commercially distribute the device until it receives a letter of substantial equivalence from FDA authorizing it to do so. The Company received a 510(k) Premarket Notification letter from FDA for its Class II SolidAIRity® III Airway Stabilization System on 10.09.2019. The Company's business plan assumes that its new smooth tube securement products are 510(k) exempt medical devices according to similar predicate and commercially available devices and will not require submission of a Premarket Notification 510(k). The FDA could regulate one of the Company's products under a different product code subject to 510(k) Premarket Notification. The FDA could also subject the device classification for one or more of the Company's product codes to 510(k) Premarket Notification. These or similar events could materially delay the Company's products' entry into the market and prohibit the Company's products from being marketed or sold according to the Company's projections, materially affecting the Company and its business prospects.

Manufacturers of finished medical devices who intend to commercially distribute their products must comply with Quality System Regulations (Title 21 CFR Part 820) to help ensure that their products consistently meet applicable requirements and specifications. Such medical device manufacturers are subject to FDA inspections to assure compliance. FDA could determine during an inspection that the Company has failed to comply with Quality System Regulations and may impose restrictions on the Company that prohibit the Company's products from being marketed or sold according to the Company's projections, materially affecting the Company and its business prospects.

***FDA may impose unforeseen conditions on the Company's products.***

FDA may impose conditions on the Company's products, which the Company cannot foresee. These conditions could restrict, for example, how the Company's products may be marketed, used, or manufactured. The imposition of such restrictions could prohibit the Company's products from being marketed or sold according to the Company's projections and materially negatively affect the Company and its business prospects.

***FDA may impose unforeseen conditions on the Company's products.***

FDA may impose conditions on the Company's products, which the Company cannot foresee. These conditions could restrict, for example, how the Company's products may be marketed, used, or manufactured. The imposition of such restrictions could prohibit the Company's products from being marketed or sold according to the Company's projections and materially negatively affect the Company and its business prospects.

**Risks Related to Competition**

***Competition may result in competing products, superior marketing, and lower revenues and profits for the Company.***

There are not currently any breathing tube securement technologies on the market that use a ribbed interlocking accessory to restrain against tube movement. There are, however, a number of endotracheal tubes ("ETT") and commercial ETT holders on the market. Competitive ETTs, made by a variety of manufacturers including Medtronic (formerly Covidien), Teleflex, Kimberly Clark, etc., range from standard commodity devices to specialty devices designed to address clinical issues such as ventilator associated pneumonia (i.e., suction tubes, silver coated tubes). The Company believes that only a few of the other commercial ETT holders are currently viable competitors – the "Thomas Tube Holder" by Laerdal and the "AnchorFast" by Hollister – because these products are the most widely used in the market and the "GentleLock" by Teleflex and a soon to be released ETTholder by Medline – as these are both Hollister "copycat" devices.

Competitive methods for securing other smooth catheters, tubes and drains include tape, sutures, clamps, or dressings. Many of these securement solutions are ineffective, allowing tubes to come out inadvertently and leading to an abundance of unnecessary cost related to complications.

Many of the Company's competitors have substantially greater technological, financial, research and development ("**R&D**"), manufacturing, human and marketing resources, and experience than the Company does. These competitors may succeed in developing, manufacturing, and marketing products that are more effective or less costly than the Company's products or in commercializing similar products before the Company does. The competition for developing a commercial device utilizing the Company's Interlock™ technology is difficult to ascertain given the proprietary nature of the technology. There also is risk of unanticipated innovation and competition in the ETT industry itself. This risk cannot be quantified.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The SEC does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The SEC has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to withdraw up to seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***The Securities are not freely tradable under the Securities Act until one year from the initial purchase date. Even if the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

If a transfer, resale, assignment or distribution of a Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Security, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the capital interests derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and the Nominee.

***Investors will not become equity holders of the Company until the Company decides to convert the Securities into "Capital Interests" or until there is an IPO.***

Investors will not have a direct or indirect ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted; the Investors may never become equity holders of the Company. Investors will not have an equity interest in the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into Capital Interests, in which case the Nominee will become the legal owner and holder of record. The Company is under no obligation to convert the Securities into Capital Interests. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than an equity interest in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into Capital Interests. Upon the conversion of the Securities into Capital Interests (which cannot be guaranteed), the Nominee will vote the Capital Interests in accordance with the majority holders of the Capital Interests.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Capital Interests, which the occurrence is not guaranteed. Under the terms of the Securities, the Nominee will exercise voting control over the Securities. Upon conversion, the Capital Interests will continue to be voted in line with the majority of the voting power of the Capital Interests into which the Securities may convert into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock, and such shares would be required to be subject to the terms of the Securities that allows the Nominee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Capital Interests. Thus, Investors will not be able to vote upon any matters of the Company and have control over their investment in the Securities, unless the Securities or the Capital Interests are registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") or the services provided by the Nominee is terminated mutually by the Nominee, the Investor, and the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon an Equity Financing, and Investors have no right to demand such conversion. Only in limited circumstances, such as a Change of Control or an IPO, may Investors demand payment and even then, such payments could be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a Change of Control or an IPO, and Investors may have to hold the Securities indefinitely.***

The Company may never conduct an Equity Financing or elect to convert the Securities if such equity financing does occur. In addition, the Company may never undergo a Change of Control or an IPO such as a sale of the Company or an IPO. If the conversion of the Securities, a Change of Control or an IPO does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not Capital Interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Capital Interests acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's capital interests are subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of capital interests resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the capital interests receivable by the holders of the Securities upon a qualifying financing.

***Capital Interests issued upon conversion of the Securities will not have the same rights as the capital interests offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into Capital Interests, which are shares or units of newly issued Preferred Interests or similar class or series of capital interests issued or sold by the Company in connection with an Equity Financing. To the extent that the Capital Interests have voting power, the Investor will not be able to vote as the Investor has appointed the Nominee to act as its agent and proxy in all respect. Even then, the Nominee will vote only in line with the majority of the voting power of the Capital Interests into which the Securities may convert into.

The forgoing paragraph is only a summary of the Capital Interests; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Instrument, which is attached as **Exhibit C**.

***There is no present market for the Securities, and we have arbitrarily set the Valuation Cap.***

The Offering price was not established in a competitive market. We have arbitrarily set the Valuation Cap of the Securities with reference to the general status of the securities market and other relevant factors. The Valuation Cap for the Securities was determined by the Board of Managers and should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering prices as calculated by the formulas provided herein or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will not be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of Preferred Interests, have been paid in full. Neither holders of the Securities nor holders of Capital Interests can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**Risks Related to Litigation**

***The Company may face litigation or threatened litigation from existing investors, employees, contractors or third parties. Such litigation or threatened litigation could expose the Company to significant cost and liabilities and could materially affect the Company.***

The Company may face litigation or threatened litigation with existing investors, employees, contractors or third parties. In the future the Company may be threatened with legal action related to the Company's business, intellectual property, contracts, or investors. In the future the Company may be subject to regulatory action.

***Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.***

We face an inherent risk of product liability exposure related to the testing of our product candidates and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or drugs that we may develop;
- injury to our reputation and significant negative media attention;
- withdrawal of clinical trial participants;
- significant costs to defend the related litigation;
- substantial monetary awards paid to trial participants or patients;
- loss of revenue;
- reduced resources of our management to pursue our business strategy; and
- the inability to commercialize any products that we may develop.

We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our business. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**


**BUSINESS**


**Description of the Business**

The Company is a developer of smooth tube securement solutions aimed to reduce preventable high risk and costly complications associated with accidental tube dislodgements in adult and pediatric intensive care units ("ICUs") and other clinical settings. The Company's new product development pipeline is centered around its breakthrough tube securement technology and is fueled by non-dilutive grant funding from the United States Air Force and Colorado's Office of Economic Development & International Trade.

The Company's flagship product line, SolidAIRity®, is a family of the world's first and only ETT systems, featuring Interlock™, the Company's patented ribbed breathing tube securement accessory. Interlock™ replaces the traditionally smooth breathing tube surface in the most commonly secured area. Designed to deliver unmatched safety and stability in endotracheal intubation compared to legacy ETT securement options, the SolidAIRity® family of devices are new innovations that provide strong, reliable tube securement against force that can lead to tube dislodgement and unplanned extubation.

An ETT is a medical device used to secure and maintain the airway of a patient who is incapable of maintaining his or her own airway and is also used as a conduit through which ventilation can be accomplished. Proper stabilization of the ETT is crucial to ensure that this life sustaining device is not unintentionally displaced. Unintentional displacement, or unplanned extubation, occurs frequently and is costly in-patient morbidity, patient mortality and healthcare expenses. On average, 7.3% of the approximately 1,650,000 mechanically ventilated patients each year in the United States experience an unplanned extubation. These nearly 121,000 patients, in turn, are exposed to a higher incidence of medical complications (e.g., pneumonia, brain injury) often resulting in increased total days on the ventilator, increased length of stay in the ICU and hospital, and in extreme cases, even death. Annually, unplanned extubation contributes to 36,000 cases of ventilator associated pneumonia and 33,000 deaths. From a financial perspective, this means an average yearly increase of $4.9 billion in costs incurred from ICU stays, including labs, imaging, and pharmaceuticals ($40,992 per occurrence).

Unplanned extubation is currently managed through stabilization of the ETT by adhesive tape, twill ties, or commercial holders. There are numerous commercial ETT stabilizers of varying designs on the market. However, the historical approach of securing a patient's airway by attempting to grip a smooth, slippery plastic tube is not working. The Company does not believe that any of the currently advertised devices have provided an effective solution for preventing unplanned extubation because, among other things, no other manufacturer has introduced a device with a stabilization mechanism as part of the ETT itself. Despite the high number of competitive products on the market, the Company believes that unplanned extubation continues to pose a significant problem as it is common and costly in healthcare dollars, healthcare risks and patient morbidity and mortality. Further, the recent COVID-19 pandemic has exacerbated the risk of unplanned extubation in mechanically-ventilated patients who may also require prone positioning, as well as potential virus exposure to caregivers in the event of an accidental breathing tube removal.

All existing ETT require stabilization by an accessory device or method to prevent unplanned removal of the tube. All of the commonly used accessory restraint devices and methods of stabilization (i.e., adhesive tape, twill tape, Laerdal Thomas Tube Holder, Hollister-AnchorFast) are less than optimal because they utilize a pinching, squeezing, clamping, or adhesive mechanism to provide restraint against movement of the tube's smooth plastic surface. Consequently, the ETT can be moved from its preferred position in the patient's trachea in response to the application of forces on the tube and the interior diameter of the tube can become constricted, decreasing air flow through the tube.

In a critical area of healthcare that has failed to solve the ongoing problem of unplanned extubation, Securisyn® has invented a disruptive technology that the Company believes will change the paradigm of how life-sustaining breathing tubes are secured and protected.

Securisyn® aims to create safer airways by ridding the healthcare system of this preventable problem across the care continuum (from neonates through adults, and from the point of injury to long-term care) with its family of SolidAIRity® breathing tube securement technologies, which are interoperable with Interlock™. Interlock™ is the patented core enabling technology for our breathing tube securement family of products. Designed with a unique ribbed interface that bonds to commercially available breathing tubes for unmatched strength, improved durability, and fast, easy adjustments. And unlike other securement options, Interlock™ doesn't pinch, squeeze, or restrict air flow, providing patients with the full flow of oxygen they need. The result is unrivaled securement that outperforms tape and other leading commercial devices.

**The Company's Products and Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **SolidAIRity Flex®** | Our integrated ETT stabilization system is designed and patented to provide unmatched airway stability for ventilated patients. SolidAIRity Flex® is uniquely designed for:<br>- Breathing tube securement in intensive care settings (emergency department and ICU)<br>- Intuitive, easy use with familiar workflows<br>- Rapid and precise depth and lateral positioning<br>- Quick and easy securement to patients<br>- Resistance to high extubation forces<br>- Optimal skin-friendly patient comfort<br>- Securement of adult size oral breathing tubes 6.0mm-8.0mm | Intensive care settings (emergency department and ICU) |
| **SolidAIRity Flex® Pediatric & NICU** | SolidAIRity Flex® Pediatric Extends SolidAIRity® technology to smaller ETT sizes | Pediatric & NICU |
| **SolidAIRity Frontline™** | Our ruggedized breathing tube securement device is battlefield and civilian EMS-ready. SolidAIRity Frontline™ is uniquely designed for:<br>- Breathing tube securement on the battlefield and civilian EMS<br>- Rugged, easy, and skin-friendly use | Battlefield & Civilian EMS |

| | | |
|---|---|---|
| | - Less tube and airflow constriction compared to other leading devices<br>- Smooth patient transition from EMS into ICU with SolidAIRity Flex® compatibility<br>- Rapid and precise depth positioning<br>- Integrated bite block<br>- A low, sturdy profile | |
| Interlock™ | Interlock™ is the patented core enabling technology for our breathing tube securement family of products. Designed with a unique ribbed interface that bonds to commercially available breathing tubes for unmatched strength and fast, easy adjustments. | Core-enabling technology for SolidAIRity Flex® & SolidAIRity Frontline™ |
| Sentry CT™ | Our integrated chest tube securement system, developed in collaboration with and funding from The Mayo Clinic and the United States Air Force, is the industry's first integrated chest wound seal and tube securement device offered in a single packaged solution. Sentry CT™ is uniquely designed for:<br>- Dual use to treat sucking chest wounds or, when the combination of chest seal and CT securement is utilized, can rapidly secure the chest tube while sealing the incision<br>- Fast, simple, and secure way to place and secure chest tubes<br>- A stronger and faster alternative to sutures and tape<br>- A low, sturdy profile<br>Sentry CT™ also:<br>- Offers the industry's first integrated chest wound seal and tube securement device in a single packaged solution.<br>- Allows for the prevention, management, and treatment of a collapsed lung that can be life threatening. Sentry CT™'s vented chest seal acts as a one-way valve to allow air to exit the chest, while preventing it from re-entering. A novel silicone membrane maintains an airtight seal around a wide range of chest tube sizes.<br>- Provides critical visual inspection and access to the incision site without compromising or contaminating the open wound.<br>- Delivers quick and reliable chest tube securement that is two times stronger than tape and sutures | Intensive care and thoracic surgery |

**Business Plan**

Securisyn Medical® has a simple go-to-market plan for SolidAIRity Flex®.

Knowing that we will always learn something when launching a new product, especially as a small startup, we wanted to avoid burning unnecessary money and resources by launching the product too early to a broad, untargeted market. In late 2021, we started to take the limited market release approach and be highly selective about the clinically focused facilities that we targeted. This approach is even more important if the technology is disruptive like ours, where it is crucial to pick the caregivers and institutions who are innovators, who understand our technology and are willing to provide feedback on our technology while seeing the promise, vision, and the potential of our technology. Our initial launch was targeted at such profile of customers in acute care hospitals, ICUs, and emergency departments that had ample internal data on their unplanned extubation rates and any associated unplanned extubation complications. The trials performed at the first hospitals yielded extraordinarily strong clinical data that validated our value proposition, identified minor device enhancements that were subsequently implemented, and provided user feedback, which we used to modify our training approaches or adjuncts to further drive user satisfaction. Based upon the strength of the clinical differentiation of data from those initial sites, we have recently expanded our product evaluations to other large and influential hospital systems, namely University of Colorado, Anschutz Medical Campus in Aurora, Colorado and CommonSpirit Health's CHI St. Joseph's Health in Scottsdale, Arizona, both of which are launching product evaluations in October of 2022. Finally, we are in close discussion with the United States Army Institute for Surgical Research in San Antonio, Texas, to perform and publish the results of a Department of Defense funded randomized, controlled clinical trial of adult SolidAIRity Flex® in their ICUs. Our existing commercial team, along with our sales and distribution partner, is working with clinical leadership at all these sites and will fully support all product training and product conversion activities.

As we continue to grow the business, we will continue to fully support our sales partners as needed. Most recently, Securisyn® was awarded a highly sought-after Breakthrough Technology contract for SolidAIRity Flex® from Premier Inc. ("Premier"), a leading healthcare improvement and group purchasing organization, with over 4,400 hospital partners, which further validates the innovative and disruptive nature of SolidAIRity Flex®. As we scale the business in 2023 with our manufacturing and commercialization partner, SunMed Group Holdings ("SunMed"), we will target additional integrated delivery networks and group purchasing organizations ("GPOs") based upon our devices' clinical-differentiated value proposition.

Finally, given the importance of driving awareness in the market, the Company's Founder, Dr. Arthur Kanowitz, has been instrumental in the formation of a nationwide initiative for unplanned extubation awareness and prevention. The collaboration includes a number of leading patient safety organizations (e.g.., Patient Safety Movement, Anesthesia Patient Safety Foundation, and Children's Hospitals' Solutions for Patient Safety), leading professional medical societies (e.g. Society for Airway Management, American Society of Anesthesiologists, American Association for Respiratory Care, Society of Critical Care Medicine, American College of Emergency Physicians, Association of Air Medical Services, and National Association of Emergency Service Medical Services Physicians), and leading quality improvement organizations (e.g., Centers for Medicare & Medicaid Strategic Innovation Engine, IMPAQ International).

In addition, the Company has collaborated with the Patient Safety Movement Foundation to disseminate best practices for tracking unplanned extubation to the organization's 3,500 member facilities across the world. The Company has also had discussions with the Centers for Medicare and Medicaid Services to get unplanned extubation added to their list of quality metrics that drive reimbursement, so hospitals are incentivized to implement best practices for preventing unplanned extubation. Additionally, the Company has begun to build relationships with large healthcare systems that have expressed an interest in taking the lead on unplanned extubation prevention as early adopters of the Company's SolidAIRity® family of products. We will also continue to strengthen and advance our clinical support network (American Association for Respiratory Care, Patient Safety Movement Foundation, Airway Safety Movement).

### Key Clinical & Regulatory Initiatives

- Conduct controlled clinical studies and/or objective trials of the products on a limited market release basis with established clinical partners
- Demonstrate that products are safe and effective for the intended use
- Validate usability of this next-generation device in a clinical setting under normal use conditions
- Establish improved patient outcomes through duration of care
- Demonstrate superior product performance over competitive benchmarks and current standards of care

### Strategy and Timeline

On October 9, 2019, Securisyn Medical® received FDA 510(k) clearance for its Class II flagship SolidAIRity® III Airway Stabilization System, which met all regulatory requirements for demonstrating safety and effectiveness in airway management of patients requiring oral intubation. Bench force studies comparing SolidAIRity® III to tape, twill, and leading commercial devices was completed as part of the FDA 510(k) submission to demonstrate superior restraint of ETTs against seven times the amount of extubation forces. A limited market release of SolidAIRity® III further validated the intuitiveness and strength of Securisyn Medical's Interlock™ restraint technology in a clinical environment with no unplanned extubation reported in patient cases across the continuum of care.

With applied learnings and support from key clinical partners and investors, Securisyn Medical® has transitioned away from the original integrated system (a proprietary breathing tube and corresponding stabilizer) and leveraged our core interlocking securement technology to innovate a line of breathing and other smooth tube securement devices with less complexity, faster regulatory path (Class I 510(k) exempt), and easier adoption for customers who are seeking a better securement solution to pair with their existing breathing tube products.

Securisyn Medical® products are driven by customer interviews and surveys to define both user needs and product requirements in early design. Despite being Class I, all products go through formal design controls and bench testing to evaluate system and subsystem performance under ranges of use conditions. Formative clinical user evaluations of the devices in simulated clinical environments are conducted with multiple areas of specialty (Emergency Medical Services ("EMS"), Emergency Medicine, Intensive Care, Respiratory Care, Anesthesia) to ensure critical needs and requirements are met.

SolidAIRity Flex®, the company's latest oral ETT stabilization device, has initially launched in the United States, but the company is planning to file registration to distribute into Canada starting in 2023 and European Union by 2024.

An extensive portfolio of both airway and medical tube securement products is at various stages of development with planned a cadence of commercialization spanning 2023-2025.

*Quality & Manufacturing Operations*

Early clinical build devices generated by low volume tooling and qualified manufacturing processes were employed to validate product design, usability, and customer preference in clinical phase. Securisyn Medical® utilizes approved medical-grade materials that meet the intended application and desired functionality to shorten product development cycles. Design for manufacturability ("**DFM**") stages shall ensure minimal secondary processing and future manufacturing scalability. Low volume production tooling has been implemented support New Product Introduction through clinical phase and into early commercial production in Year 1:

- Establish higher quality part production over soft tooling
- Validate mold layout and design before building production tooling
- Reduce design risk and upfront tooling expense while providing quicker time-to-market
- Provide a bridge between initial product builds and high-volume production

Scalability of new products is supported in development of a cost-effective manufacturing strategy to increase production capacity and reduce costs as volumes grow. High cavitation Class 101 molds shall maximize cost optimization efforts to achieve target costs of goods sold at higher scale volumes. Securisyn has secured a partnership with SunMed, a global manufacturer and distributor of anesthesia and respiratory care products, to scale low-cost manufacturing beginning in 2023.

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, and packaging are also important differentiating factors. Securisyn's clinically-differentiated solutions are premium products that will carry a higher device price, but create significant overall savings for the healthcare sector and facilities over the patient's course of care. By example, Securisyn's SolidAIRity Flex® ETT securement device is switched out fewer times during a ventilated patient's stay, creates clinician time savings by requiring fewer tube adjustments due to movement, reduces common and costly complications of tube movement and dislodgement, including ventilator-associated pneumonia, and helps decrease patient pressure injuries to the skin that are reportable to and facilities are fined by the Center for Medicare and Medicaid Services for, also negatively impacted quality ratings and in turn, future reimbursement levels.

**Customer Base**

In a growing $1.2 billion market, there are a lot of ways to transform how practitioners around the world give better care for their patients with smooth tube securement. Until now, our customers' choice was "same old," with little innovation and still reliant on flawed methodology with well-documented disadvantages to adequately and efficiently adhere to smooth plastic tubes and catheters. All that is about to change, because we have created a way forward that upgrades the industry to a new standard of care at a competitive price and a lower total cost of care. Attractive market opportunity with strong revenue potential and clear path to liquidity. Our addressable tube & catheter securement market in the US is an estimated 27 million units (eight million outside of the operating room) in 2022, anticipated to grow 6 to 7% annually. Global unit potential is two times that and exceeds 60 million units annually. Our tube securement portfolio has high strategic and commercial value and offers an attractive revenue and growth opportunity on a stand-alone basis by driving market adoption with an established network of regional specialty sales & stocking distribution partners and internal clinical education sales support.

Securisyn® was founded to eliminate preventable harm and death from accidental tube dislodgements. Our customers are the caregivers and health facilities who treat patients with breathing and chest tubes. Our initial launch of SolidAIRity Flex® will be targeted to several large and influential hospital systems, and military teaching hospitals. We believe that preliminary use of our device has garnered positive reviews around its ease of use, strength, durability, and stability, as echoed by Rob Scott, Registered Respiratory Therapist and Respiratory Therapy Manager, UCH - Memorial Southern Region, who noted *"we have seen no instances of tube slippage requiring clinician depth re-adjustment upon placement of SolidAIRity Flex® following post radiographic confirmation."*

Following our initial limited market release, we will assess clinical and user feedback and make recommended changes to the product and hospital onboarding process prior to full US commercial launch. Securisyn Medical has signed a

5-year performance-based commercialization agreement with SunMed.  Headquartered in Grand Rapids, Michigan, SunMed is a global manufacturer and distributor of consumable anesthesia and respiratory care products serving 97 countries worldwide.  In partnership with SunMed, Securisyn® will launch SolidAIRity Flex® to the US market in 2023 expanding to the international markets in 2024.

As commercialization for SolidAIRity Flex® moves forward, Securisyn® will continue advancing our additional portfolio products.

Securisyn® and its clinical partners were recently awarded a $1.95 million Fast-Track National Institute of Health Innovation Research grant to complete SolidAIRity Flex® Pediatric and SolidAIRity Flex® Neonatal. In addition, Securisyn has been awarded the Breakthrough Technology contract with Premier allowing access to their extensive hospital GPO network and recognition for SolidAIRity Flex® as a 2022 innovative technology.

**Supply Chain**

The Company outsources manufacturing of a finished medical device from stem to stern. The Company's manufacturers were selected based on a long tenure of medical device expertise and experience making similar devices within an established quality management system. For business continuity and back-up production purposes, additional supplier(s) and/or manufacturer(s) may be selected and qualified to mitigate supply chain risks and service growing market demand. Initially, the Company has warehoused and shipped product direct to its customers from the Securisyn® Colorado headquarters. As the Company transitions from initial limited market release (Phase II) to full commercialization (Phase III), the Company is partnering with a global medical device manufacturer and distributor that maintains an extensive supply chain network and will handle sourcing, production, warehouse, sales and distribution activities to service civilian healthcare, group purchasing organizations, and integrated delivery networks in the United States. The Company plans to expand sales and distribution into other countries in 2023-2024.

**Intellectual Property**

Patents

| Ref # | Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|---|
| 1 | US 8,001,969 B2 | Complete Airway Stabilization System and Method | Issued Patent Utility | 02.07.2005 | 08.23.2011 | USA |
| 2 | US 8,739,795 B2 | Complete Airway Stabilization System CIP1 | Issued Patent Utility - CIP | 02.07.2005 04.06.2011 | 06.03.2014 | USA |
| 3 | US 9,814,853 B2 | Airway Stabilization System CIP2 | Issued Patent Utility - CIP | 02.07.2005 06.22.2013 | 11.14.2017 | USA |
| 4 | US 10,722,671 B2 | Method and Apparatus for Determining Optimal ETT Size | Issued Patent Utility | 05.19.2014 | 07.28.2020 | USA |
| 5 | US 10,463,822 B2 | Airway Stabilization System | Issued Patent Utility | 03.24.2015 | 11.05.2019 | USA |
| 7 | D882778 S | Endotracheal Tube Stabilizer | Issued Patent Design | 04.19.2018 | 04.28.2020 | USA |
| 6 | US 2019/0070378 A1 | Airway Stabilization System | US Publication Utility | 08.28.2017 03.07.2019 | NOA 08.23.2022 | USA |
| 8 | PCT/US2020/037083 WO 2020/252085 A1 | Catheters and Interlocking Restraint Systems | PCT Application PCT Publication Utility | 06.10.2020 11.30.2021 | | |
| 9 | PCT/US2021/021592 WO 2021/183579 A1 | Adjustable Airway Stabilization System for Patient Facial Geometries of Various Sizes and for Pediatric and Neonatal Applications | PCT Application PCT Publication Utility | 03.09.2021 09.16.2021 | | |
| 10 | PCT/US2021/039729 WO 2022/006188 A1 | Chest Drainage System Securing Apparatus | PCT Application PCT Publication Utility | 06.29.2021 01.06.2022 | | |
| 11 | PCT/US2021/057464 WO 2022/094353 A1 | Adjustable Airway Stabilization System | PCT Application PCT Publication Utility | 10.29.2021 05.05.2022 | | |

Securisyn's broad and deep intellectual property portfolio includes six issued US patents, seven patents in various stages of prosecution that includes five Patent Cooperation Treaty ("**PCT**") applications, and numerous additional pending patent applications, provisional patents, and intellectual properties in development.

U.S. Patent Application Serial Number 11/346686 covering the Company's intellectual property rights in the SolidAIRity® Airway Stabilization System was filed in the USPTO on February 3, 2006, and claims priority to a provisional patent application filed on February 7, 2005. This patent application issued on August 23, 2011, as United States Patent No. 8,001,969 B2 entitled ***Complete Airway Stabilization System and Method*** (the "**969 Patent**").

The Company filed a continuation-in-part patent application ("**CIP**") claiming priority to the 969 Patent on April 6, 2011, Application Serial Number 13/080933, which published on November 24, 2011, as United States Patent Application Publication No. US 2011/0284008, also entitled ***Complete Airway Stabilization System*** (the "**933 Application**"). On June 3, 2014, the USPTO allowed this application to issue and assigned it patent number of US 8,739,795 B2 (the "**795 Patent**").

A U.S. provisional patent application entitled *Endotracheal Tube & Stabilizer* was filed on June 22, 2012, U.S. Provisional Patent Application Serial Number 61/663366 covering the Company's intellectual property rights in a new embodiment of the SolidAIRity® Airway Stabilization System (the "**366 Provisional Application**"). On June 22, 2013, a new continuation-in-part patent application (the "**second CIP**") based upon the 366 Provisional Application, entitled ***Airway Stabilization System*** was filed, also claiming priority, as applicable, to the Company's earlier-filed patent applications. Successful prosecution of this application Serial Number 13,924,568 (the "**568 Application**") lead to the grant of US Patent No. 9,814,853 B2 on November 14, 2017 (the "**853 Patent**").

A U.S. provisional patent application covering the Company's intellectual property rights in a newly developed ***Method and Apparatus for Determining Optimal Endotracheal Tube Size*** was filed on May 19, 2014 and assigned Serial No. 62/000182 (the *"***182 Provisional Application***").* On May 14, 2015, the Company filed a utility application converting the provisional, which was assigned Application Serial Number 14/712,724 (the *"***724 Application**"). This application published on January 28, 2016, as Patent Application Publication No. U.S. 2016/0022943 A1. Successful prosecution of the application lead to the grant of US Patent No 10,722,671 B2 on July 28, 2020 (the "**671 Patent**")

A U.S. provisional patent application assigned Serial Number, 62,137,518 (the "**518 Provisional Application**") covering the Company's intellectual property rights in a new and improved ***Airway Stabilization System*** was filed on March 24, 2015. On March 24, 2016, the Company filed a utility patent application for this provisional application, which was assigned Application Serial No. 15,080,248 (the "**248 Application**"). The application published on September 29, 2016, as United States Patent Application Publication No. US 2016/0729367 A1. Successful prosecution of the application lead to the grant of US Patent No 10,463,822 B2 on November 5, 2019 (the "**822 Patent**").

A U.S. provisional patent application assigned Serial Number 62/551028 (the "**028 Provisional Application**") covering the Company's intellectual property rights in a new and improved ***Airway Stabilization System*** was filed on August 28, 2017. This provisional covered the Company's newest stabilization system and bite block designs. On August 27, 2018, the Company filed a utility patent application converting the provisional application no. 62/551028 which was assigned serial number 16/113,046. This application published on March 7, 2019, as United States Patent Application Publication No. US 2019/0070378 A1. The company received a Notice of Allowance on August 3, 2022 and is awaiting formal issuance of this patent.

A design application was filed on April 19, 2018, assigned Serial Number 29/644,695, covering the Company's intellectual property rights in an ***Endotracheal Tube Stabilizer*** for Field Emergency Applications. Successful prosecution of the application lead to the grant of US Design Patent No US D882778 S on April 28, 2020 (the **"778 Patent**").

A U.S. provisional patent application assigned Serial Number 62/859569 (the "**569 Provisional Application**"), covering the Company's intellectual property rights in ***Catheters and Interlocking Restraint Systems*** was filed on June 10, 2019. On June 10, 2020, the Company filed a PCT patent application which was assigned serial number PCT/US2020/37083 and was published on 12/17/2020 under publication number WO 2020/252085 A1. On November 30, 2021, the PCT application transitioned to a PCT/ US national phase filing as PCT/US2017/615584.

A U.S. provisional patent application assigned Serial Number 62/987068 (the "**068 Provisional Application**"), covering the Company's intellectual property rights in an ***Adjustable Airway Stabilization System for Patient Facial Geometries of Various Sizes and for Pediatric and Neonatal Applications*** was filed on March 9, 2020. On March 9, 2021, the Company filed a PCT patent application which was assigned serial number PCT/US2021/21592 and was

published on 09/16/2021 under publication number WO 2021/183579 A1.

A U.S. provisional patent application assigned Serial Number 63/046542 (the "**542 Provisional Application**"), covering the Company's intellectual property rights in a ***Chest Drainage System Securing Apparatus*** was filed on June 30, 2020. On June 29, 2021, the Company filed a PCT patent application which was assigned serial number PCT/US2021/39729 and was published on 01/06/2022 under publication number WO 2022/006188 A1.

A U.S. provisional patent application assigned Serial Number 63/108274 (the "**274 Provisional Application**"), covering the Company's intellectual property rights in an ***Adjustable Airway Stabilization System*** was filed on October 30, 2020. On October 29, 2021, the Company filed a PCT patent application which was assigned serial number PCT/US2021/057464 and was published on 05/05/2022 under publication number WO 2022/094353 A1.

***Trademarks***

| Trademark | Class | Date Reg. | Reg. No. |
|---|---|---|---|
| SECURISYN MEDICAL | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 10/06/2020 | 6,169,691 |
| **SECURISYN MEDICAL** | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 10/06/2020 | 6,169.692 |
| O **SECURISYN MEDICAL** | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 10/06/2020 | 6,169,693 |
| SolidAIRity (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 9/15/2020 | 6,153,595 |
| SolidAIRity (Design mark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 9/15/2020 | 6,153,596 |
| SolidAIRity Flex (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 8/23/2022 | 6,828,528 |

| Intent to Use App | Class | Date Filed | S/N | Date Allowed | Comments |
|---|---|---|---|---|---|
| SolidAIRity Frontline (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 10/13/2020 | 90252015 | 6/15/2021 | A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022. |
| SolidAIRity OPS (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 10/13/2020 | 90252082 | 6/15/2021 | A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022. |
| Interlock (wordmark) | 010 | 10/13/2020 | 90252191 | 6/15/2021 | A statement of use to complete |

| | | | | | |
|---|---|---|---|---|---|
| | Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | | | | registration or a request for an extension of time must be filed by 12/15/2022. |
| SolidAIRity Sentry (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and Securing Apparatus | 10/13/2020 | 90252282 | 6/15/2021 | A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022. |
| SolidAIRity Sentry (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and chest tubes, peripheral nerve block catheters and Securing Apparatus | 12/06/2021 | 97158876 | | The application is in the examination process, and no office action has been issued as of the instant date. |
| S-Flex (wordmark) | 010 Surgical, Medical, and Veterinary Apparatus Endotracheal and Tracheostomy Tubes and chest tubes, peripheral nerve block catheters and Securing Apparatus | 3/10/2022 | 97306758 | | The application is in the examination process, and no office action has been issued as of the instant date. |

The Company filed Intent to Use applications for registration of its trademarks Securisyn Medical® and SolidAIRity® in late 2014. Since the Company was not using these trademarks at the time the period for filing a Statement of Use to register each of these marks exhausted, the Company abandoned those applications.

The Company filed Intent to Use applications to register three families of trademarks: "Securisyn," "SolidAIRity," and "Luminesce." The USPTO issued registration certificates for the SolidAIRity® word mark (6,153,595) and design mark (6,153,596). Additionally, the USPTO has accepted the Statements of Use for the Securisyn® word mark and the two stylized design marks, which will proceed to registration. To complete registration of the remaining marks, the Company must file a Statement of Use if the Company is using the mark in commerce or a request for extension if the Company is not yet using the mark in commerce. If the Company is unable to use these trademarks in commerce before the period for filing a Statement of Use has been exhausted, it will need to abandon the applications.

The trademark SECURISYN MEDICAL was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 10/06/2020, Registration No. 6,169,691.

The stylized version of SECURISYN MEDICAL with the word MEDICAL positioned beneath the word SECURISYN was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 10/06/2020, Registration No. 6,169,692.

A second stylized version of SECURISYN MEDICAL with the word MEDICAL positioned beneath the word SECURISYN and a circle O positioned above the letter "S" in SECURISYN was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 10/06/2020, Registration No. 6,169,693.

The trademark SOLIDAIRITY (word mark) was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 09/15/2020, Registration No. 6,153,595.

The trademark SOLIDAIRITY and design was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 09/15/2020, Registration No. 6,153,596.

Intent to use application s/n 90252015 for SolidAIRity Frontline (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

Intent to use application s/n 90252082 for SolidAIRity Ops (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

Intent to use application s/n 90252191 for INTERLOCK (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

Intent to use application s/n 90252282 for SolidAIRity Sentry (word mark) was filed on 10-13-2020 in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" and allowed on 6/15/2021. A statement of use to complete registration or a request for an extension of time must be filed by 12/15/2022.

The trademark SOLIDAIRITY FLEX (word mark) was registered in Class 010 for "Surgical, medical and veterinary apparatus, namely, endotracheal and tracheostomy tubes and securing apparatus" on 08/23/2022, Registration No. 6,828,528.

Intent to use application s/n 97158876 for SolidAIRity Sentry (word mark) was filed on 12/06/2021 in Class 010 for "Surgical, medical, and veterinary apparatus, namely, endotracheal, tracheostomy, and chest tubes, peripheral nerve block catheters, and securing apparatus". The application is in the examination process and no office action has been issued as of the instant date.

Intent to use application s/n 97306758 for S-FLEX (word mark) was filed on 03/10/2022 in Class 010 for "Surgical, medical, and veterinary apparatus, namely, endotracheal, tracheostomy, and chest tubes, peripheral nerve block catheters, and securing apparatus". The application is in the examination process and no office action has been issued as of the instant date.

### Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

### Litigation

The Company is not subject to any current litigation or threatened litigation.

### USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $6,000 | 6% | $300,000 |
| Legal Fees, Auditor Fees, Other Transaction Costs[1] | 50% | $50,000 | 1% | $50,000 |

| | | | | |
|---|---|---|---|---|
| Operating Capital including Payroll & Administration[2] | 11% | $11,000 | 24% | $1,200,000 |
| Commercialization of SolidAIRity Flex® [3] | 33% | $33,000 | 45% | $2,250,000 |
| Sentry CT™ R&D[4] | 0% | $0 | 24% | $1,200,000 |
| **Total** | **100%** | **$100,000** | **100%** | **$5,000,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The footnotes set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

**(1) Legal Fees, Auditor Fees, Other Transaction Costs:** Company incurred auditor's fees, attorney's fees, and additional transaction costs in the aggregate amount of approximately $50,000 in connection to the Offering.
**(2) Operating Capital, including Payroll & Administrative Costs**: fund employee payroll, benefits, expenses associated with limited market release, and general working capital needs to include SG&A expenses necessary to fund commercialization and growth activities of the Company's flagship product, Adult SolidAIRity Flex®
**(3) Commercialization of SolidAIRity Flex®:** clinical builds and limited market release (soft launch) for clinical validation, build commercial engine to validate and refine value proposition; establish user preference and improved patient outcomes, establish sales and distribution channel & manufacturing scale-up and efficiencies to increase production capacity and reduce costs through high cavitation molds and assembly automation
**(3) Sentry CT™ R&D through Clinical Builds and Limited Release:** concept refinement & development; engineering refinement, testing support, DFM and design freeze, verification and validation testing, clinical builds, and limited market release (soft launch) for clinical validation.

### DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| **Dr. Arthur Kanowitz** | Chairman Chief Medical Officer Manager | **Chairman, Chief Medical Officer, and Manager, Securisyn®: 01.01.2011 – Present** Responsible for analyzing and managing expert knowledge and experience in areas of clinical, medical, and compliance. He serves as the sole concept inventor at Securisyn® and oversees product research, development, and training while ensuring a protected and professionally managed intellectual property portfolio **Chief Executive Officer, Securisyn®: 01.01.2011 – 4.17.2017** Responsible for building the strategy and culture necessary to successfully commercialize its | Denver General Affiliated Hospitals Emergency Medicine Residency, 1990 Resident in Emergency Medicine St. Joseph Hospital - Denver, Colorado, 1987 Resident in Internal Medicine, Internship Year University of Colorado Health Sciences Center, School of Medicine Doctor of Medicine Degree, 1986 University of Colorado, Bachelors of Science in |

| | | novel patient safety devices portfolio in medical tube and catheter securement, acquiring capital and market share, and for developing and realizing an appropriate growth and/or exit strategy to improve patient outcomes while maximizing shareholder value. | Biology, 1981<br><br>Institute of Emergency Medical Training St. Anthony Hospital Systems and Denver General Hospital Paramedic Certification, 1977<br><br>Emergency Medical Technician Certification, 1975<br><br>Colorado State University, 1973<br><br>University of Colorado, 1972 |
|---|---|---|---|
| **Mark Bruning** | President<br>Chief Executive Officer<br>Manager | **President, Chief Executive Officer, Securisyn®: 04.17.2017 – Present**<br>Responsible for building the strategy and culture necessary to successfully commercialize its novel patient safety devices portfolio in medical tube and catheter securement, acquiring capital and market share, and for developing and realizing an appropriate growth and/or exit strategy to improve patient outcomes while maximizing shareholder value.<br><br>**Manager, Securisyn®: 01.30.2019 – Present**<br>The business and affairs of the Company shall be managed by its Managers. Except for situations in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of applicable law, the Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business. | Institute of Emergency Medical Training St. Anthony Hospital Systems and Denver General Hospital Paramedic Certification, 1984<br><br>Kellogg School of Management at Northwestern University Master of Business Administration, 2006<br><br>Colorado Christian University, Bachelor of Science, 1993 |

| Elyse Blazevich | Manager<br>Chairwoman of Audit & Finance Committee | **Manager: 01.01.2011 – Present Chair of the Audit & Finance Committee, Securisyn®: 11.15.2021 – Present**<br>Responsible for oversight of the business, including analysis and management in the areas of financial audit, financial health, and general operations.<br><br>**President & Chief Executive Officer, Colorado Bioscience Association: 11.01.2021 – Present**<br>Responsible for strategically advancing opportunities and collaboration for Colorado's life sciences community (for companies like Securisyn®).<br><br>**Chief Operating Officer and Chief Financial Officer, Securisyn ®: 01.01.2011 –11.15.2021**<br>As the Chief Financial Officer, Responsible for providing leadership, strategy, and administrative support of all aspects of the Company's operations and financial activities to ensure compliance with established goals and objectives and the realization of quality, innovative medical devices and ensuring that the Company has the proper operational controls, administrative and reporting procedures in place to effectively ensure financial strength and operating efficiency. This position is also generally responsible for leading and managing various departments, including Finance, Quality, Regulatory Affairs, Compliance, Operations, Human Resources, and Information Technology. | CSU Global<br>Master of Organizational Leadership Degree specialization in Applied Business Management, 2010<br><br>Colorado College<br>Bachelor of Arts Degree, Biology-Pre-Medical Track, 2003 |
| Bernard Darré | Manager (Independent) | **Manager (Independent), Securisyn®: 02.10.2020 – Present**<br>The Managers have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business.<br><br>**Managing Director, 73 Holdings 1.1.2016 – Present**<br>Responsible for the management of | Master of Business Administration<br>The Ohio State University,<br>1997<br><br>Bachelor of Arts<br>Miami University,<br>1991 |

| | | a private investment company primarily focused on control, growth equity and early-stage investments in operating businesses in the US with an emphasis on companies in the healthcare, consumer, general business, industrial and infrastructure industries. | |
|---|---|---|---|
| **Troy Noem** | Manager (Independent) | **Manager (Independent), Securisyn®: 12.08.2021 – Present** The Managers have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business.<br><br>**Chief Financial Officer, Nuclear Care Partners: 04.01.2011 – Present** Responsible for managing the financial actions of the company including tracking cash flow, analyzing strengths/weaknesses in the company's finances, driving strategy and diligence for merger and acquisition transactions, and overseeing all aspects of the Company's financial success. | South Dakota State University, Bachelor of Science in Mathematics and Physics, 2001 |
| **Patrick Howe** | Chief Commercialization Officer | **Chief Commercialization Officer, Securisyn®: 02.05.2022 – Present** Responsible for driving clinically based medical product sales and marketing; performing in-depth product application evaluations leading to a true understanding of market potential and overcoming potential barriers to entry; providing sales acumen and equipping the distributor's sales staff with the product knowledge, patient sensitivity, and clinical insight required to gain market share.<br><br>**Founder, Patrick Howe Consulting LLC.: 2016 – Present** Responsible for providing executive level support in the areas of Sales, Marketing, and Clinical for the MedTech industry, particularly on projects to support startup MedTech and MedTech investor companies by filling gaps in their senior management or research resources. | Rochester College, Nursing Degree Applied Science, 1997 |

| | | | |
|---|---|---|---|
| | | **Vice President of Commercialization, NexGen Medical: 2016 – 2019** Responsible for leading Sales, Marketing, and Clinical activities and providing executive level management for department and company strategic planning, budget management, and staff training and development. | |
| **Nam Trinh** | Chief Operating Officer | **Chief Operating Officer, Securisyn®: 4.16.2019 – Present** Responsible for providing leadership, direction, and administrative assistance of all aspects of the company's operations to ensure compliance with established goals and objectives and the realization of quality, innovative medical devices; ensuring that the company has the proper operational controls, administrative and reporting procedures in place to effectively ensure regulatory compliance and operating efficiency; and leading and managing the Quality, Regulatory Affairs, Compliance, Operations, and Information Technology departments. | Master of Business Administration, University of Colorado, Denver, 2011<br><br>Bachelor of Science in Mechanical Engineering, BSME, University of Colorado, Boulder, 2005 |
| **Alan Greene** | Chief Marketing Officer | **Chief Marketing Officer, Securisyn®: 01.31.2021 – Present** Responsible for growing the business through marketing and outreach; researching information about customers and competitors to project future growth and identify sales opportunities; guiding a business's overall marketing strategy and cultivates its public image to gain market share and inspire confidence in customers; selecting the most profitable marketing channels and creating company content to convey a compelling brand story; and analyzing revenue sources and predict how advertising could help them generate the Company achieve its highest return on marketing investment.<br><br>**Chief Marketing Officer, Bleep Sleep, LLC: 2017 – 2021** Responsible for leading commercialization of the Bleep Sleep portfolio in the Acute Care space; executing an exclusive contract; managing the relationships with Medline Industries as well as | Executive Program in Hospital Management, University of North Carolina Kenan – Flagler Business School, 1986<br><br>State University of New York, Upstate Medical Center, Respiratory Care BSRT Syracuse, NY, 1978 |

| | | the Home Care space with multiple agreements with most of the major national and regional HME companies; managing the direct-to-consumer business; and leading the marketing initiatives for Hospital, HME and Direct-to-consumer sales. | |
|---|---|---|---|
| **Katie Green** | Senior Manager, Product Development | **Senior Manager, Product Development, Securisyn®: 3.16.2020 – Present** Responsible for overseeing product design, development, and engineering activities; coordinating all product development project activities and necessary documentation; supporting and maintaining design and change controls in accordance with FDA 21 CFR Part 820 and ISO 13485 requirements.<br><br>**Product Development Manager, Certa Dose, Inc: 2019 – 3.2021** Responsible for creating and maintaining all documentation for each product's design history file; establishing new processes for various quality and product development activities including: reworks, deviations, inspection plans, purchase specifications, design changes, verification activities, etc.; finding vendors to make the product, optimizing manufacturing to cut costs, managing design transfer and troubleshooting to ensure on time delivery of product; establishing process to work with end users and sales team to obtain user needs, gathering product feedback, and creating forecasts; supporting sales team; creating and maintaining individual project plans and timelines as well as 1-5 year plans for future product development. | Bachelor of Science – Mechanical Engineering, University of Notre Dame – Notre Dame, 2016 |
| **Greg Letendre** | Vice President of Business Development, Public Sector | **Vice President of Business Development, Public Sector, Securisyn®: 04.2019 – Present** Responsible for managing public sector grants, contracts, non-dilutive funding sources, and advising the Company on opportunities within the military and federal sector, including building account strategies, developing new business, managing client relationships, cultivating growth opportunities, and leading projects. | Master of Business Administration, Business Strategy, Olin School of Business, Washington University, St. Louis, 2003<br><br>Bachelor of Science, United States Air Force Academy, 1996. |
| **Scott Bourn** | Vice President Clinical Quality & Impact | **Vice President Clinical Quality & Impact, Securisyn®: 9.1.2017 –** | Ph.D. in Health and Behavioral Sciences, |

| | | **Present**<br>Responsible for leading company initiatives around research and usability studies necessary to demonstrate product safety and value proposition to clinicians and senior healthcare executives; and developing clinical publications to increase awareness of patient safety risks associated with unplanned extubation and ventilated patient safety. | University of Colorado, Health, and Behavioral Sciences, 2008<br><br>Master of Science in Nursing, University of Colorado College of Nursing, Critical Care, 1990<br><br>Bachelors of Science in Nursing , University of Colorado College of Nursing, 1979 |
|---|---|---|---|
| **Stephanie Escobedo** | **Senior Manager, Finance and Administrative** | **Senior Manager, Finance and Administrative, Securisyn®: 12/2017 – Present**<br>Responsible for executing the accounting, finance, and key administrative support functions within the organization to inform critical decisions impacting the financial health of the company. | Bachelor of Science in Business, Accounting, University of Wisconsin-Parkside, 2013 |

**Biographical Information of Managers**

*Dr. Arthur Kanowitz*

Dr. Kanowitz is an Emergency Physician and served as the Colorado State Emergency Medical and Trauma Services ("***EMTS***") Medical Director for Colorado's Department of Public Health and Environment from April of 2008 to March of 2017. Prior to his gubernatorial appointment as the State EMTS Medical Director, Dr. Kanowitz served as the full-time EMS Medical Director for Mountain View Fire Protection District from August 2003 to October 2009 and for Pridemark Paramedics from March 1999 to March 2005. He founded InnoMed in January 2006 (which became Securisyn Medical® in 2011) and served as Chief Executive Officer through April 2017 and Chairman and Chief Medical Officer since the date of the founding of the Company.

While performing his daily duties for Securisyn®, Dr. Kanowitz continues to foster education, awareness, and prevention for unplanned extubation in the healthcare industry. Dr. Kanowitz serves on the Patient Safety Movement Foundation Board of Advisors, as Chair for the Patient Safety Movement Foundation, Airway Safety Workgroup, as Chair for the Society for Airway Management, Special Project: Unplanned Extubation Awareness and Prevention Campaign, and as Founder and Board Member for the Airway Safety Movement.

*Mark Bruning*

Mr. Bruning has served as the Company's President and Chief Executive Officer since April 2017. He has been a manager of the Company since January 2019. In 2014, Mr. Bruning successfully led a private equity-owned pediatric home healthcare company to a highly successful exit in late 2016 to the industry's largest consolidator. Previously, Mr. Bruning led American Medical Response, the nation's largest ambulance service and managed transportation provider, as its President from 2007-2013.

*Elyse Blazevich*

Mrs. Blazevich served as Chief Operating Officer and Chief Financial Officer of the Company from January 2011 through November 2021 and continued to serve as a Manager and Chairwoman of the Company's Audit and Finance Committee. Beginning in November 2021, Mrs. Blazevich's began serving as President and Chief Executive Officer of the Colorado Bioscience Association. Dr. Kanowitz is Mrs. Blazevich's father.

*Bruno Darré*

Bruno Darré is the Founder of 73 Holdings, a private investment company primarily focused on control, growth equity and early-stage investments in operating businesses in the US with an emphasis on companies in the healthcare, consumer, general business, industrial and infrastructure industries. Mr. Darré has over 20 years of private equity experience most recently as a Co-founder and Partner in Bow River Capital Partners, a Denver, Colorado based alternative asset management company with approximately $1 billion in assets under management making lower middle market buyout, real estate, energy, and growth equity software investments. Mr. Darré is the former Chairman of the Board of Professional Pediatric Home Care, Inc., and Lifecare Innovations, Inc., two healthcare portfolio companies that were majority-owned and successfully exited by Bow River Capital Partners. Mr. Darré served on the Company's Advisory Board from January 2017 through February 2020 and as a Manager since February 2020.

*Troy Noem*

Troy Noem is a healthcare entrepreneur and executive with strong expertise in growing and scaling. Mr. Noem has been actively involved with Nuclear Care Partners since its founding in 2011, spending the first 4 years in a consulting relationship around business planning, expansion, and execution. Mr. Noem served on the Company's Advisory Board from 2017 until 2019, and then serving as a Manager beginning in December 2021.

**Management Generally**

The business and affairs of the Company are managed by its Board of Managers. Except for situations in which the approval of the Members is expressly required by the Company's Operating Agreement or by nonwaivable provisions of applicable law, the Managers have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts and activities customary or incident to the management of the Company's business. At any time when there is more than one Manager, no Manager may take any action permitted to be taken by the Managers, without the approval of a majority of the Managers by voting power. Unless authorized to do so by this Agreement or by the Managers, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

As of September 30, 2022, the Company's total number of Capital Interests outstanding consist of 1,028.53 units of common membership interests (the "**Common Interests**"), 364.97 units of preferred membership interests (the "**Preferred Interests**"), and 4 units of economic interests (the "**Economic Interests**").

*Outstanding Capital Interests*

As of September 30, 2022, the Company's outstanding Capital Interests consist of:

| Type | Preferred Interests |
|---|---|
| **Amount Outstanding** | 364.97 units |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | In connection to the distribution of distributable cash to equity owners, the Company would make such distribution as follows: (i) to each equity owner in an amount equal to 45% of the profits allocable to such equity owner, net all distributions made to such equity owner during the fiscal |

year; (ii) to each Preferred Member until such member receives an aggregate distribution equal to 8% interest rate compounded annually on the balance of their respective adjusted capital contribution; (iii) to each Preferred Member until such equity owner's respective adjusted capital contribution is equal to zero; (iv) to each equity owner with Common Interests until such equity owner's respective adjusted capital contribution is equal to zero; and (v) to each equity owner based on their pro rata ownership interest in the Company.

Moreover, in the event that Dr. Kanowitz sells common interests constituting more than one-half of his then-outstanding membership interests, within 15 days following the delivery of a notice of sale by Dr. Kanowitz to the equity owners, the equity owners have the right to participate in such sale of their respective ownership interest for the same pricing terms. If an equity owner with Preferred Interests participates in such sale, then the price that such Preferred equity owner receives for its ownership interest will be increased by the amount of any accumulated interest accrued on its adjusted capital contribution.
The Company may issue additional Preferred Interests at a later date. The issuance of such additional Preferred Interests would be dilutive and could adversely affect the value of the Securities.

In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) the Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

| | |
|---|---|
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 26.1% |

| | |
|---|---|
| **Type** | Common Interests |
| **Amount Outstanding** | 1,028.53 units |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | None |

| | |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The holders of the Common Interests (the "**Common Members**") are members of the Company. They are entitled to vote and to such other rights and privileges that may be enjoyed by being a Common Member, including participating in any decision of the members or managers of the Company. The Common Members are entitled to the allocations of profits and losses of the Company and the distribution of assets from the Company.<br><br>Unless the Securities that the Investors own convert into Capital Interests, and subsequently such Capital Interests convert into Common Interests of the Company, Investors will not be entitled to vote and participate in any decision of the members or managers of the Company.<br><br>The Company may issue additional Common Interests at a later date. The issuance of such additional Common Interests would be dilutive and could adversely affect the value of the Securities.<br><br>In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.<br><br>If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) the Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 73.6% |

| | |
|---|---|
| **Type** | Economic Interests |
| **Amount Outstanding** | 4 units |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The holders of economic interests ("**Economic Interest Holders**") are not members of the Company, and they are not entitled to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the members or managers of the Company. The Economic Interest Holders are entitled to the allocations of profits and losses of the Company and the distribution of assets from the Company. |

| | The Company may issue additional Economic Interests at a later date. The issuance of such additional Economic Interests would be dilutive and could adversely affect the value of the Securities.<br><br>In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.<br><br>If there is a Dissolution Event before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) the Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests. |
|---|---|
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.3% |

**Outstanding Options, SAFEs, Convertible Notes, Warrants**

*Outstanding Options and Warrants*

As of September 30, 2022, the Company does not have outstanding options and warrants.

*Convertible Notes*

As of September 30, 2022, the Company has the following convertible notes outstanding:

| Type | Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $2,250,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | **Interest Rate**: 10.0% annually<br><br>**Maturity Date**: December 31, 2023<br><br>**Other Material Terms**: The Notes may be prepaid without penalty at any time prior to the Note Maturity Date.<br><br>*Automatic Conversion.* In the event that the Company issues and sells shares of a newly issued series of Preferred Interests or other similar class or series of capital interests with preferential rights and protections to certain investors, on or before the Maturity Date in a Qualified Financing, then the outstanding principal balance and any unpaid accrued interest of the Notes shall automatically convert at a conversion price |

| | equal to the <u>lesser of</u> (i) 80% of the share price paid by the investors in the Qualified Financing or (ii) an amount equal to (A) $40,000,000 divided by (B) the Fully-Diluted Capitalization (as defined below) immediately prior to conversion. |
| --- | --- |
| | *Optional Conversion.* The note also has an optional conversion feature to convert at a conversion price equal to the share price paid by investors in a nonqualified financing. |
| | *Change of Control.* In the event that the Company consummates a change of control transaction prior to the conversion or repayment in full of the Notes, then, at the election of Notes holder, the Company shall pay to the holder an amount equal to 150% of the outstanding principal balance and all accrued and unpaid interest of the 2022 Note in full satisfaction of the Company's obligations under this Note. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive and could adversely affect the value of the Securities.<br><br>In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.<br><br>In the event of a Dissolution and the Convertible Notes have not convert into Common Interests of the Company, the holders of the Convertible Notes will have preference over the Investors in receiving a proceed from the Company.<br><br>In the event of a Dissolution Event and the Convertible Notes have converted into Common Interests of the Company, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) the Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's Board of Managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | N/A |

*Non-Convertible Notes*

As of September 30, 2022, the Company has the non-convertible notes outstanding set forth in the table below. The Company does not intend to use the proceeds from this Offering to pay any portion of the outstanding principal and interest balance of these non-convertible notes.

| Type | Non-Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $1,600,000 |
| **Voting Rights** | None |
| **Material Terms** | **Interest Rate**: 11.50% annually; $721,097 of interest has accrued as of September 30, 2022<br><br>**Maturity Date (Principal & Interest to Date)**:<br>Q1 2023: $347,997<br>Q2 2023: $1,135,644<br>Q4 2023: $830,457<br><br>The Company did not enter into any collateral agreements with the creditors in connection to the issuance of this non-convertible debt.<br><br>See sections titled *Transaction with Related Persons and Conflicts of Interests*. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities.<br><br>In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.<br><br>In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over the Investors in receiving a proceed from the Company. |

| Type | Non-Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $500,000 |
| **Voting Rights** | None |
| **Material Terms** | **Interest Rate**: 3.75% annually; $17,887 of interest has accrued as of September 30, 2022 and payments of $2,481 have be made<br><br>**Maturity Date (Principal & Interest to Date):**<br>Q2 2051: $515,406<br><br>The Company entered into a collateral agreement with the SBA (as defined below) in connection to the issuance of this non-convertible note. The Company granted the SBA continuing security interest in and to any and all Collateral (as described below) to secure payment and performance of all debts, liabilities and obligations of the |

| | Company under this non-convertible note. The term Collateral for the purpose of this non-convertible note means the following property that the Company then-owned or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest that the Company granted includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities.<br><br>In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.<br><br>In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over the Investors in receiving a proceed from the Company. |

| Type | Non-Convertible Notes |
|---|---|
| **Principal Amount Outstanding** | $662,578 |
| **Voting Rights** | None |
| **Material Terms** | **Interest Rate**: 6.00% annually; $205,372 in interest has accrued as of September 30, 2022<br><br>**Maturity Date**: upon 10 days of a written request by the note holder, or at an exit event<br><br>**Repayment**: upon 10-day receipt of demand letter by note holder<br><br>The Company did not enter into any collateral agreements with the creditors in connection to the issuance of this non-convertible debt.<br><br>See sections titled *Transaction with Related Persons and Conflicts of Interests*. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional Non-Convertible Notes at a later date. The issuance of such additional Non-Convertible Notes could adversely affect the value of the Securities. |

| | In the event of a Liquidity Event, there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.<br><br>In the event of a Dissolution, the holders of the Non-Convertible Notes will have preference over the Investors in receiving a proceed from the Company. |
|---|---|

**Ownership**

The table below lists the beneficial owners of ten percent (10%) or more of the Company's outstanding voting capital interests, calculated on the basis of voting power, are listed along with the amount they own as of September 30, 2022.

| Name | Amount and Type or Class Held | Percentage of Voting Power Prior to Offering |
|---|---|---|
| Arthur Kanowitz[1] | Common Interests | 42.85% |
| Elyse Blazevich[1] | Common Interests | 13.21% |
| Mark Bruning[2] | Common Interests and Preferred Interests | 10.16% |

(1) Pursuant to the Operating Agreement, Dr. Kanowitz shall have two votes while serving on the Board of Managers while the other managers shall have one vote. Upon the replacement of Dr. Kanowitz as a manager, his replacement shall have one vote, and Ms. Blazevich shall have two votes. Any action permitted to be taken by managers must be approved by a majority of the managers by voting powers. In addition, Dr. Kanowitz and Ms. Blazevich collectively own 56.06% of the ownership interests of the Company. Pursuant to the Operating Agreement, member actions will be approved by the affirmative vote of the majority of voting interests entitled to vote on the matter.
(2) 62 Common Interest units held by Mr. Bruning are subject to a repurchase option held by the Company. Such repurchase option lapses upon a sale of the Company, provided that Mr. Bruning remains employed by the Company through the date of such transaction.

**Capitalization Upon A Qualified Financing**

Although the Company is uncertain as to whether a Qualified Financing and the conversion of the Securities into Capital Interests will occur subsequent to the Offering, the table below shows a **hypothetical example** of the ownership interests of all outstanding Capital Interests upon a Qualified Financing and a First Equity Financing of $10,000,000 if, and when, the Notes automatically convert into the newly issued series of Preferred Interests and the Company exercises its right to convert the Securities into Capital Interests. The example below assumes a pre-money valuation of $60,000,000. It also assumes the conversion of the Company into a C-Corporation immediately prior to such Equity Financing and conversion of all then-outstanding membership interests of the Company on a fully diluted basis into 6,000,000 shares of Capital Interests. This table is demonstrative only and should not be interpreted as an indication or representation of future events.

| Capital Interests | Before the Financing | | | Upon Conversion After the Financing | | |
|---|---|---|---|---|---|---|
| | Value of Outstanding Equity Interest | Number of Shares of Capital Stock Outstanding | Ownership Percentage | Value of Outstanding Equity Interest | Number of Shares of Capital Stock Outstanding | Ownership Percentage |
| Preferred Interests and Common Interests | $ 60,000,000 | 6,000,000 | 100.0% | $ 60,000,000 | 6,000,000 | 78.2% |
| Convertible Notes Investors | - | - | - | $ 2,500,000[1] | 375,000[3] | 4.9% |

| | | | | | | |
|---|---|---|---|---|---|---|
| Crowd SAFE Investors | - | - | - | $ 2,000,000(2) | 300,000(3) | 3.9% |
| Qualified Financing Investors | - | - | - | $ 10,000,000 | 1,000,000 | 13.0% |
| **Total** | $ 64,000,000 | 6,000,000 | 100.0% | $ 74,500,000 | 7,675,000 | 100.0% |

(1) Assumes that the Company has issued $2,500,000 of the Notes. Represents only the principal amount of Notes.
(2) Assumes that the Company has raised the Subscription Amount of $2,000,000.
(3) Based on the conversion terms set forth in the Instrument and Notes.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

**Cash and Cash Equivalent**

For the purpose of the accompanying financial statements, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to short-term nature of these investments.

As of and during the year ended December 31, 2021, the Company maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

As of September 30,2022, the Company had an aggregate of $671,109 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

**Liquidity and Capital Resources**

Between 2011 and 2020, the Company issued Preferred Interests under three different offerings, which raised gross proceeds of $9,124,250, net of $204,735 in direct offering costs. The Company did not sell any Preferred Interests during 2021. Preferred Members are entitled to a cumulative 8 percent per year (increased from 7 percent in 2018) of preferred capital return, which, on December 31, 2021, was $4,880,685.

Since 2015, the Company has issued a series of non-convertible and convertible promissory notes to managers and members of the Company.

In 2015 and 2019, the Company issued non-convertible promissory notes payable to three managers for an original sum totaling $257,567 plus any future advances ("**Manager Non-Convertible Notes**"). There were no advances in 2021, and total future advances to date are $405,011. The notes bear interest at 6 percent and are due after 10-days of written demand from the managers. As of December 31, 2021 and 2020, the balance of the notes is $838,216 and 811,737, which includes accrued interest of $175,638 and 149,159, respectively.

In 2018, the Company issued two nonconvertible promissory notes payable to a member and the spouse of such member for a sum totaling $1,000,000 ("**2018 Non-Convertible Notes**"). In 2019, the Company issued two additional nonconvertible promissory notes payable to members for a sum totaling $600,000 ("**2019 Non-Convertible Notes**"). The 2018 Non-Convertible Notes and 2019 Non-Convertible Notes bear interest at 11.5 percent and were amended during 2022 to be due at different dates during 2023.

Since 2020, the Company has been issuing Notes, and the Company will continue to issue the Notes concurrent to the Offering. In 2020 and 2021, the notes bear interest at 11.5 percent. In December 2021, the notes were amended to bear interest at 10 percent and have the Note Maturity Date of December 31, 2023. As of September 30, 2022, the Company has issued $2,250,000 of the Notes.

During the year ended December 31, 2020, the Company received a Paycheck Protection Program ("**PPP**") loan in the amount of $147,300 (the "**SBA Loan 1**"). The PPP loan program was created under the Coronavirus Aid, Relief, and Economic Security Act and is administered by the U.S. Small Business Administration ("**SBA**"). Under the terms of this program, the loan may be fully or partially forgiven if the loan proceeds are spent on qualifying expenses and if staffing level and salary maintenance requirements are met. During the year ended December 31, 2021, the Company applied for and received notification of forgiveness of the entire balance of the SBA Loan 1. The amount of the SBA Loan 1 forgiven was recorded as cancellation of debt income in 2021.

During 2021, the Company entered into additional loans with the SBA for a total $500,000 (the "**SBA Loan 2**"). Interest accrues at 3.75% per annum. Payments of $2,435 begin 18 months after the date of the original loan. The loans mature in 2051 and are collateralized by all real property of the Company.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*," which is an indispensable element of our business strategy.

### *Cash Flows Used in Operating Activities*

For the calendar years ended December 31, 2021 and 2020, cash flows used in operating activities amounted to $(1,045,547) and $(1,650,844), respectively.

For the calendar years ended December 31, 2021, net losses were $(1,261,856) compared to $(2,380,266) for the year ended December 31, 2020. For further discussion about changes in our operating results for the years ended December 31, 2021 and 2020, please refer to the *Results of Operations* section above.

In addition to those changes referred to within the *Results of Operations* section above, decreases in negative cash flows attributed to operating activities in 2021 were a result of decreases in depreciation related to obsolete manufacturing equipment, SBA Loan 1 forgiveness, and decreases in expenses relating to the Company's Profit Interests Plan (the "**Profit Interest Plan**"). The decrease in expenses related to the Profit Interest Plan resulted from the value of the vested grants in 2021 being less than 2020.

### *Cash Flows Provided by Investing Activities*

Net cash used in financing activities for the year ended December 31, 2021 amounted to $(215,119). This amount included (i) $(116,617) resulting from purchase of property and equipment, significantly attributed to $110,000 SolidAIRity Flex® Phase I manufacturing equipment, and (ii) $(98,502) resulting from purchase of patent application services.

Net cash used in financing activities for the year ended December 31, 2020 amounted to $(89,536). This amount included (i) $(18,970) resulting from purchase of property and equipment, and (ii) $(70,566) resulting from purchase of patent application services.

### *Cash Flows Provided by Financing Activities*

Net cash provided by financing activities for the year ended December 31, 2021 amounted to $900,000. This amount included (i) $400,000 received from the Notes and (ii) $500,000 of proceeds from the SBA Loan 2.

Net cash provided by financing activities for the year ended December 31, 2020 amounted to $1,273,012. This amount consisted of (i) $975,712 received from issuance of capital interests proceeds, (ii) $150,000 received from the Notes, and (iii) $147,300 proceeds from the SBA Loan 1.

### Capital Expenditures and Other Obligations

As of December 31, 2021, the total principal outstanding for the notes and loans mentioned above is $3,312,578, including $662,578 from the Manager Non-Convertible Notes; $1,000,000 from the 2018 Non-Convertible Notes; $600,000 from the 2019 Non-Convertible Notes; $550,000 from the Notes; and $500,000 from the SBA Loan 2. In addition, the total accrued interests of these outstanding notes and loans are $792,214, including $175,638 from the Manager Non-Convertible Notes; $583,475 from the 2018 Non-Convertible Notes and 2019 Non-Convertible Notes; $29,238 from the Notes, and $3,863 from the SBA Loan 2.

As of September 30, 2022, the Company has invested $282,200 in SolidAIRity Flex® Phase II tooling and device enhancements.

### Operations and Results of Operations

Results of operations for the fiscal years ended December 31, 2021 and 2020 reflect net loss of approximately $(1,261,856) and $(2,380,266), respectively.

### Year Ended December 31, 2021 compared to the Year Ended December 31, 2020

*Revenue*

Revenue was $0 for the year ended December 31, 2021 compared to $0 for the year ended December 31, 2020. The Company began receiving revenue from product sales in early 2022.

*Selling, General, and Administrative Expense*

SG&A was $1,031,238 for the year ended December 31, 2021, compared to $1,838,644 for the year ended December 31, 2020.

In early 2020, the Company had first in-patient use of SolidAIRity® III, its Class II proprietary ETT securement system in a hospital-based limited market release, which clinically validated the intuitiveness and strength of the Company's proprietary interlocking securement technology. Given some of the challenges of launching a new medical device during a pandemic, the Company adapted, scaled back commercialization activities and conserved its financial resources to preserve sustainability. The Company also accelerated its longer-term strategy of focusing on its Class I "after-market" smooth tube/catheter securement technology platform for a broader set of clinical applications.

These strategic cost saving measures included exiting its lease on commercial office space, payroll reductions, and off boarding obsoleted SolidAIRity® III manufacturing equipment. As a result, 2021 showed significant decreases in those expense categories within SG&A with decreases attributable to approximately $600,000 in payroll, $100,000 in rent, and $100,000 in obsoleted manufacturing equipment.

*Research and Development Expense*

R&D expense was $132,422 for the year ended December 31, 2021 compared to $1,179,549 for the year ended December 31, 2020.

The elevated R&D expenses during the year ended December 31, 2020 were related to the Company's ongoing grant contracts with the United States Air Force for battlefield ETT securement (SolidAIRity Frontline™) and chest tube securement (Sentry CT™). Those grant funds were fully exhausted by year end 2020. During 2021, the majority of SolidAIRity Flex® R&D activities were managed in house.

*Interest and Other Expenses*

Interest expense was $246,666 for the year ended December 31, 2021 compared to $239,192 for the year ended December 31, 2020. The elevated expenses for the year end 2021 relate to interests accrued on new Notes.

*Change in Fair Value of Derivative Liability*

The change in fair value of derivative liability was $0 for the year ended December 31, 2021 compared to $0 for the year ended December 31, 2020.

*Provision for Income Taxes*

The Company is treated as a limited liability company for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. Members are taxed individually on their pro rata ownership share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the respective members on their income tax returns.

*Net Loss*

Net loss for the year ended December 31, 2021 was $(1,261,856) compared to $(2,380,266) for the year ended December 31, 2020, primarily due to reduced payroll, rent expense, obsoleted manufacturing equipment, and grant-funded R&D in the year ended December 31, 2021.

**Valuation**

The Company has ascribed no pre-offering valuation to the Company. The Company's Board of Managers determined the Valuation Cap arbitrarily, and it does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as **Exhibit A** for subsequent events and applicable disclosures.

**Previous Exempt Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Notes | 2,250,000 | None | Advancement of product portfolio, design enhancements, commercialize and growth of Adult SolidAIRity Flex® | December 10, 2020 through August 22, 2022 | Regulation D Rule 506(b) |
| Preferred Interests | $3,097,500 | 123.90 Units | Advancement of product portfolio, design enhancements | March 26, 2019 Through June 1, 2020 | Regulation D Rule 506(b) |

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity interests, calculated on the basis of voting power; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company has disclosed here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of ten percent (10%) or more of the issuer's outstanding voting equity interests, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

**Notes Payable**

In 2015 and 2019, three managers, Dr. Kanowitz, Ms. Blazevich, and Mr. Bruning, loaned to the Company $257,567 in the form of Manager Non-Convertible Notes. An additional $405,011 have been advanced to date. The notes bear interest at 6 percent and are due on demand. As of December 31, 2021, the balance of the notes is $838,216, which includes accrued interest of $175,637.

In 2018, the Company issued the 2018 Non-Convertible Notes payable to Dr. Kanowitz and his spouse for a sum totaling $1,000,000. In 2019, the Company issued the 2019 Non-Convertible Notes payable to Dr. Kanowitz and his spouse for a sum totaling $600,000. The notes bear interest at 11.5 percent and are due on various dates throughout 2023. As of December 31, 2021 the balance of the notes is $2,183,475, which includes accrued interest of $583,475.

In 2020, the Company issued the Notes payable to a member for $150,000. The note bears interest at 11.5 percent and is due December 10, 2022. As of December 31, 2021, the balance of this portion of the Notes is $168,242, which includes accrued interest of $18,242. As of February 2022, this note was amended to reflect a new maturity date of December 31, 2023 and a decreased interest rate of 10 percent.

In 2021, the Company issued the Notes payable to a member for $250,000. The note bears interest at 11.5 percent and is due June 7, 2023. As of December 31, 2021, the balance of this portion of the Notes is $257,325, which includes accrued interest of $7,325.

In February 2022, the Company amended the Notes issued in 2020 and 2021 and is issuing the Notes concurrently with the Offering. The Notes bear an interest rate of 10% per annum. The outstanding principal balance and any unpaid accrued interest of the Notes shall be due and payable on the amended Note Maturity Date of December 31, 2023.

For more information about the Manager Non-Convertible Notes, the 2018 Non-Convertible Notes, the 2019 Non-Convertible Notes, the Notes, and the updated balances related thereto as of September 30, 2022, please refer to the *Capitalization, Debt and Ownership* section and the *Financial Information* section.

**Profit Interests**

In 2011 and 2020, the Company entered into an award agreement with Ms. Blazevich, granting them 160 units (160 vested and 0 unvested as of December 31, 2021).

In 2017 and 2020, the Company entered into an award agreement with Mr. Bruning, granting them 176 units (98 vested, 62 unvested, 4 transferred, and 12 forfeited as of December 31, 2021).

In 2020, the Company entered into an award agreement with a member, granting them 42 units (10 vested and 32 unvested as of December 31, 2021).

In 2020, the Company entered into an award agreement with a member, granting them 1 unit (1 vested and 0 unvested as of December 31, 2021).

For more information about the Profit Interests, please refer to the *Capitalization, Debt and Ownership* section.


**TAX MATTERS**


**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.**

**EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

### Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

### Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.securisyn.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with any ongoing reporting requirements of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C and any document attached as an exhibit hereto. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mark Bruning
_____
(Signature)

Mark Bruning
_____
(Name)

President and Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Elyse Blazevich
_____
(Signature)

Elyse Blazevich
_____
(Name)

Manager
_____
(Title)

October 31, 2022
_____
(Date)

/s/ Mark Bruning
_____
(Signature)

Mark Bruning
_____
(Name)

Manager
_____
(Title)

October 31, 2022
_____
(Date)

/s/Arthur Kanowitz
_____
(Signature)

Arthur Kanowitz
_____
(Name)

Manager
_____
(Title)

October 31, 2022
_____
(Date)


/s/ Bruno Darré
_____
(Signature)

Bruno Darré
_____
(Name)

Manager
_____
(Title)

October 31, 2022
_____
(Date)


/s/ Troy Noem
_____
(Signature)

Troy Noem
_____
(Name)

Manager
_____
(Title)

October 31, 2022
_____
(Date)

**EXHIBIT A**

*Financial Statements*

# Securisyn Medical, LLC

**Financial Report**
**December 31, 2021**

**Securisyn Medical, LLC**

# Contents

**Independent Auditor's Report**                                                     1-2

**Financial Statements**

    Balance Sheet                                                             3

    Statement of Operations                                                   4

    Statement of Members' Deficit                                             5

    Statement of Cash Flows                                                   6

    Notes to Financial Statements                                             7-14




**Plante & Moran, PLLC**
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

**Independent Auditor's Report**

To the Members and Board of Directors
Securisyn Medical, LLC

### *Opinion*

We have audited the financial statements of Securisyn Medical, LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of operations, members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audits of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Emphasis of Matter*

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

### *Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. Management's plans with regards to these matters are also described in Note 2.

### *Auditor's Responsibilities for the Audits of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



1

To the Members and Board of Directors
Securisyn Medical, LLC

In performing audits in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

*Plante & Moran, PLLC*

April 19, 2022

A-4

# Securisyn Medical, LLC

## Balance Sheet

**December 31, 2021 and 2020**

|  | 2021 | 2020 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash | $ 369,852 | $ 730,518 |
| Grant receivables | 4,618 | 45,618 |
| Inventory | 1,088 | - |
| Prepaid expenses | 18,214 | 30,278 |
| Total current assets | 393,772 | 806,414 |
| **Property and Equipment** - Net | 146,152 | 66,017 |
| **Patents** - Net | 312,063 | 216,296 |
| Total assets | $ 851,987 | $ 1,088,727 |
| **Liabilities and Members' Deficit** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 126,223 | $ 86,390 |
| Paycheck Protection Program loan | - | 19,651 |
| Related party notes payable | 838,216 | 2,111,366 |
| Accrued and other current liabilities | 97,036 | 113,533 |
| Total current liabilities | 1,061,475 | 2,330,940 |
| **Related Party Notes Payable** - Net of current portion | 2,762,714 | 850,838 |
| **Paycheck Protection Program Loan** - Net current portion | - | 127,649 |
| **Other SBA Loans** | 503,863 | - |
| Total liabilities | 4,328,052 | 3,309,427 |
| **Members' Deficit** | (3,476,065) | (2,220,700) |
| Total liabilities and members' deficit | $ 851,987 | $ 1,088,727 |

# Statement of Operations

**Years Ended December 31, 2021 and 2020**

| | 2021 | 2020 |
|---|---|---|
| **Selling, General, and Administrative Expenses** | $ 1,031,238 | $ 1,838,644 |
| **Product Development Expenses** | 132,422 | 1,179,549 |
| **Impairment of Property and Equipment** | 3,368 | 314,129 |
| **Operating Loss** | (1,167,028) | (3,332,322) |
| **Nonoperating Income (Expense)** | | |
| Other income | 4,454 | 1,188,538 |
| Interest income | 84 | 2,710 |
| Interest expense - Related party | (246,666) | (239,192) |
| Gain on forgiveness of PPP loan | 147,300 | - |
| Total nonoperating (expense) income | (94,828) | 952,056 |
| **Net Loss** | **$ (1,261,856)** | **$ (2,380,266)** |

See notes to financial statements.

# Statement of Members' Deficit

**Years Ended December 31, 2021 and 2020**

| | Common | Preferred | Profit Interest Plan | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| **Balance** - January 1, 2020 | $ 233,523 | $ 7,943,803 | $ 222,845 | $ (9,306,438) | $ (906,267) |
| Consolidated net income | - | - | - | (2,380,266) | (2,380,266) |
| Common stock | - | 975,712 | - | - | 975,712 |
| Profit interest plan expense | - | - | 90,121 | - | 90,121 |
| **Balance** - December 31, 2020 | 233,523 | 8,919,515 | 312,966 | (11,686,704) | (2,220,700) |
| Net loss | - | - | - | (1,261,856) | (1,261,856) |
| Profit interest plan expense | - | - | 6,491 | - | 6,491 |
| **Balance** - December 31, 2021 | **$ 233,523** | **$ 8,919,515** | **$ 319,457** | **$ (12,948,560)** | **$ (3,476,065)** |

See notes to financial statements.

Securisyn Medical, LLC

# Statement of Cash Flows

**Years Ended December 31, 2021 and 2020**

| | 2021 | 2020 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net loss | $ (1,261,856) | $ (2,380,266) |
| Adjustments to reconcile net loss to net cash from operating activities: | | |
| Depreciation and amortization | 33,114 | 102,673 |
| Amortization of patents | 2,735 | 9,787 |
| Loss on disposal of property and equipment | - | 5,687 |
| Accrued interest | 242,589 | 239,184 |
| Impairment of inventory and property and equipment | 3,368 | 314,129 |
| Profit interest plan expense | 6,491 | 90,121 |
| Gain on forgiveness of debt | (147,300) | - |
| Changes in operating assets and liabilities that provided (used) cash and cash equivalents: | | |
| Grants receivable | 41,000 | 291,848 |
| Inventory | (1,088) | (92,883) |
| Prepaid expenses | 12,064 | 46,870 |
| Accounts payable | 39,833 | (269,367) |
| Accrued and other liabilities | (16,497) | (8,627) |
| Net cash used in operating activities | (1,045,547) | (1,650,844) |
| **Cash Flows from Investing Activities** | | |
| Purchase of property and equipment | (116,617) | (18,970) |
| Cash paid for patents | (98,502) | (70,566) |
| Net cash used in investing activities | (215,119) | (89,536) |
| **Cash Flows from Financing Activities** | | |
| Proceeds from Paycheck Protection Program loan | - | 147,300 |
| Proceeds from related party debt | - | 150,000 |
| Proceeds from issuance of equity interests | - | 975,712 |
| Proceeds from debt | 400,000 | - |
| Proceeds from SBA loans | 500,000 | - |
| Net cash provided by financing activities | 900,000 | 1,273,012 |
| **Net Decrease in Cash** | (360,666) | (467,368) |
| **Cash** - Beginning of year | 730,518 | 1,197,886 |
| **Cash** - End of year | **$ 369,852** | **$ 730,518** |

See notes to financial statements.

## Note 1 - Nature of Business

Securisyn Medical, LLC (the "Company") is a Colorado limited liability company formed in January 2011 and headquartered in Littleton, Colorado. The Company is an innovative developer of medical smooth tube securement solutions aimed to reduce preventable high-risk and costly complications associated with accidental tube dislodgements in adult and pediatric patients. The Company's robust new product development pipeline is centered around its breakthrough tube securement technology and is fueled by significant nondilutive grant funding from the U.S. Military, National Institutes of Health, and Colorado's Office of Economic Development & International Trade.

The Company's flagship product line, SolidAIRity®, is a family of the world's first and only endotracheal breathing tube (ETT) securement systems featuring Interlock™, a patented ribbed breathing tube securement technology. Interlock™ replaces the traditionally smooth breathing tube surface with a rigid interface designed to provide strong and reliable securement against unintended movement or migration. Designed to deliver unmatched safety and stability in endotracheal intubation compared to legacy endotracheal tube holder options, the SolidAIRity® family of devices stand up to significantly more force than the leading competition, securing endotracheal tubes against up to 60 lbs. of axial force.

In November 2021, the Company launched its FDA registered, Class I SolidAIRity Flex™ Adult ETT Securement device into its first live critical care setting for patient usage, receiving strong early validation of clinical efficacy and user satisfaction. The Company plans to continue to bring on additional sites and patients to collect data to support its value proposition and commercialization.

The Company's intellectual property portfolio includes five issued utility patents, one issued design patent, one published utility patent, and multiple other patents not yet in the public domain, covering SolidAIRity and other proprietary design concepts for medical devices, both disposable and capital equipment, which address a number of complications associated with managing a patient's airway or securing smooth tubes in health care.

## Note 2 - Significant Accounting Policies

### Basis of Presentation

The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company has accumulated a deficit of $12,948,560 and $11,686,704 as of December 31, 2021 and 2020, respectively, and has not generated positive cash flow from operations for both years. Operations have been funded primarily by private equity offerings and related party notes payable, and the Company has not generated the significant revenue required to support operations through the end of 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management acknowledged that, in its current financial condition, the Company would be unable to meet its obligations.

Management intends to obtain additional financing subsequent to the balance sheet date and anticipates revenue from product sales to commence in 2022. The Company completed additional debt financing in 2022 (see Note 12). Because it is not possible at this time to predict the outcome of management's efforts, substantial doubt remains regarding the ability of the Company to continue as a going concern during the following year.

## Note 2 - Significant Accounting Policies (Continued)

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus a pandemic. First identified in late 2019 and now known as COVID-19, the outbreak has impacted millions of individuals worldwide. In response, many countries have implemented measures to combat the outbreak that have impacted global business operations. COVID-19 and other product launch challenges impacted the Company's rollout of SolidAIRity and anticipated revenue from product sales in 2021. The Company has taken a number of measures to monitor and mitigate the effects of COVID-19 for the safety and health of its people (such as social distancing and working from home). The extent of any future impact cannot be reasonably estimated at this time.

### *Cash*

As of and during the years ended December 31, 2021 and 2020, the Company maintained cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

### *Inventory*

Inventory is stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out (FIFO) method. Management decided to obsolete the inventory assets associated with SolidAIRity III during the year ended December 31, 2020 and recognized $165,757 of impairment expense as of December 31, 2020. No impairment or obsolescence reserve at December 31, 2021.

### *Property and Equipment*

Property and equipment are recorded at cost. The straight-line method is used for computing depreciation. Assets are depreciated over their estimated useful lives. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Costs of maintenance and repairs are charged to expense when incurred.

### *Patent Costs*

The Company capitalizes patent costs, as patents are the basis of the Company's future revenue. The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents. Patents are recorded at cost and are amortized, beginning when a patent issues, over the lesser of the patents' respective economic or legal lives, which the Company estimates to be 15-20 years, using the straight-line method. The Company evaluates the capitalized intellectual property costs for impairment and writes off costs related to any patents that it has determined will no longer be pursued by the Company or any denied patents. In 2020, the Company wrote off one design patent that it determined was no longer in use. No patents impaired in 2021.

## Note 2 - Significant Accounting Policies (Continued)

*Impairment or Disposal of Long-lived Assets*

The Company reviews the recoverability of long-lived assets, including furniture, equipment, and other intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

The Company determined there was no future cash flow related to SolidAIRity III based on the Company's renewed focus on other product lines, which indicated the carrying value of the manufacturing equipment related to this product should be impaired. The Company recorded impairment expense of $3,368 and $148,372 for the years ended December 31, 2021 and 2020, respectively.

*Revenue Recognition*

The Company currently does not have commercial operations, and revenue to date is from grants and contracts with the government.

Under accounting principles generally accepted in the United States of America (U.S. GAAP), government grants are recognized as income in the period in which the Company has substantially overcome all measurable performance-related barriers necessary to be entitled to keep the grant funds. As of December 31, 2021 and 2020, the Company has assessed that all requirements were achieved and, therefore, has recorded grant revenue of approximately $1,300 and $1,200,000, respectively, consistent with U.S. GAAP. The grant revenue is included in other income on the statement of operations.

For grant revenue, the Company had two main sources of government grants during 2021 and 2020: the Department of Defense Small Business Innovation Grant (SBIR) and the Colorado Office of Economic Development & International Trade Grant (OEDIT).

For SBIR grants, the Company has performance obligations to perform research and provide the grantor with preliminary and final reports based on the research. The total contract value is stated in the contract with the Department of Defense, and there are no variable amounts or discounts. Revenue is recognized over time for these grants, as the Company incurs time and materials toward completion of the reports.

For the OEDIT grant, the Company has multiple performance obligations, such as the completion of verification and validation testing, applying for and receiving regulatory approval, and submitting data for publication. Each of these performance obligations is interrelated, and the Company needs to achieve each promise to continue to move through the statement of work. The transaction price for each performance obligation is explicitly stated in the contract. Revenue is recognized at a point in time when each performance obligation is deemed to have been met.

*Advertising Expense*

Advertising expense is charged to expense during the year in which it is incurred. Advertising expense for 2021 and 2020 was $34,759 and $6,845, respectively.

*Income Taxes*

The Company is treated as a limited liability company for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. Members are taxed individually on their pro rata ownership share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

## Note 2 - Significant Accounting Policies (Continued)

No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the respective members on their income tax returns.

### *Upcoming Accounting Pronouncements*

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, which will supersede the current lease requirements in Accounting Standards Codification (ASC) 840. The ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company's year ending December 31, 2022 and will be applied using a modified retrospective transition method to either the beginning of the earliest period presented or the beginning of the year of adoption. The new lease standard is expected to have a significant effect on the Company's financial statements as a result of the Company's operating leases, as disclosed in Note 9, that will be reported on the balance sheet at adoption. Upon adoption, the Company will recognize a lease liability and corresponding right-of-use asset based on the present value of the minimum lease payments. The effects on the results of operations are not expected to be significant, as recognition and measurement of expenses and cash flows for leases will be substantially the same under the new standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The ASU includes changes to the accounting and measurement of financial assets, including the Company's accounts receivable, by requiring the Company to recognize an allowance for all expected losses over the life of the financial asset at origination. This is different from the current practice where an allowance is not recognized until the losses are considered probable. Credit losses are recognized through the recording of an allowance rather than as a write-down of the carrying value. The new guidance will be effective for the Company's year ending December 31, 2023. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the earliest period presented.

## Note 3 - Property and Equipment

Property and equipment are summarized as follows:

|  | 2021 | 2020 | Depreciable Life - Years |
|---|---|---|---|
| Machinery and equipment | $ 121,650 | $ 11,450 | 5 |
| Furniture and fixtures | 163,417 | 167,532 | 5 |
| Software | 6,680 | 6,680 | 3 |
| Leasehold improvements | - | 1,920 | 5 |
| Total cost | 291,747 | 187,582 | |
| Accumulated depreciation and amortization | 145,595 | 121,565 | |
| Net property and equipment | $ 146,152 | $ 66,017 | |

Depreciation and amortization expense related to property and equipment for 2021 and 2020 was $33,114 and $102,673, respectively.

## Note 4 - Patents

Intangible assets of the Company at December 31, 2021 and 2020 are summarized as follows:

|  | 2021 | 2020 |
|---|---|---|
| Gross patent costs | $ 379,762 | $ 281,260 |
| Accumulated amortization | (67,699) | (64,964) |
| Total patents - Net | $ 312,063 | $ 216,296 |

Amortization expense for patents totaled $2,735 and $9,787 for the years ended December 31, 2021 and 2020, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

| Years Ending | Amount |
|---|---|
| 2022 | $ 10,189 |
| 2023 | 10,189 |
| 2024 | 10,189 |
| 2025 | 10,189 |
| 2026 | 10,189 |
| Thereafter | 54,570 |
| Total | $ 105,515 |

The future amortization expense does not include $206,548 of patent costs related to patents that have not yet been approved and issued, which will be when amortization begins.

## Note 5 - Related Party Transactions

The following is a description of transactions between the Company and related parties:

***Notes Payable***

In 2015 and 2019, the Company entered into notes payable with three members for an original sum totaling $257,567 plus any future advances. There were no advances in 2021, and total advances to date are $405,011. The notes bear interest at 6 percent and are due on demand. As of December 31, 2021 and 2020, the balance of the notes is $838,216 and $811,737, which includes accrued interest of $175,638 and $149,159, respectively.

In 2018, the Company entered into two nonconvertible notes payable with one member and one nonmember for a sum totaling $1,000,000. In 2019, the Company entered into two additional nonconvertible notes payable with members for a sum totaling $600,000. The notes bear interest at 11.5 percent and were amended during 2022 to be due at different dates during 2023. As of December 31, 2021 and 2020, the balance of the notes is $2,183,475 and $1,999,475, which includes accrued interest of $583,475 and $399,475, respectively.

## Note 5 - Related Party Transactions (Continued)

In 2020, the Company entered into one convertible note payable with one member for $150,000. In 2021, the Company then entered into three convertible notes payable with three investors for $400,000. The notes bear interest at 11.5 percent and are due in 2022 and 2023. In the event the Company completes a sale of shares on or before the maturity date in which the total proceeds to the Company are no less than $1,000,000 (the "Qualified Financing"), the note (principal and unpaid accrued interest) will automatically convert into the same class of equity sold in the Qualified Financing at a conversion price equal to the share price paid in such financing. The note also has an optional conversion feature to convert at a conversion price equal to the share price paid by investors in a nonqualified financing. As of December 31, 2021 and 2020, the balance of the notes is $579,238 and $150,992, which includes accrued interest of $29,238 and $992, respectively. See Note 12 for updates to terms of convertible notes subsequent to December 31, 2021.

## Note 6 - Paycheck Protection Program Loan

During the year ended December 31, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $147,300. The PPP loan program was created under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and is administered by the Small Business Administration (SBA). Under the terms of this program, the loan may be fully or partially forgiven if the loan proceeds are spent on qualifying expenses and if staffing level and salary maintenance requirements are met. The Company may use the funds on qualifying expenses over a covered period of up to 24 weeks. At the conclusion of the covered period, any balance that is not forgiven by the SBA will be repaid over a period of five years, with interest accruing at a rate of 1 percent and monthly payments of principal and interest beginning 10 months after the conclusion of the covered period. Based on the loan amount, irrespective of any potential forgiveness that may be granted in the future, monthly principal payments would be approximately $2,500 during the repayment period.

At December 31, 2020, the outstanding balance of the PPP loan was $147,300, which was classified as debt on the balance sheet. Given the complexity of the PPP loan, as the terms and conditions continued to be clarified, and that the lender has not provided clarity on terms of repayment, the Company was required to estimate multiple aspects of the repayment schedule, including the end of the deferral period, repayment start date, and monthly payment amounts. These assumptions were subject to uncertainty until the Company received forgiveness.

During the year ended December 31, 2021, the Company applied for and received notification of forgiveness of the entire loan balance. The amount of the loan forgiven has been recorded as cancellation of debt income in 2021.

## Note 7 - Other SBA Loans

During 2021, the Company entered into additional loans with the SBA for a total $500,000. Interest accrues at 3.75 percent per annum. Payments of $2,435 begin 18 months after the date of the original loan. The loans mature in 2051 and are collateralized by all real property of the Company. Interest expense for the year ended December 31, 2021 was $3,863.

Estimated payments for the years ending December 31 are as follows:

| Years Ending | Amount |
|---|---|
| 2022 | $ 2,435 |
| 2023 | 29,220 |
| 2024 | 29,220 |
| 2025 | 29,220 |
| 2026 | 29,220 |
| Thereafter | 380,685 |
| Total | $ 500,000 |

## Note 8 - Members' Equity

The common members manage the Company through voting rights. The common members have collectively contributed capital totaling $233,522. The capital contributed by the common members consists of $175,000 in cash and $58,522 in other assets, consisting of the patent and trademark rights, all contracts and all work in progress relating to the product, and certain prepaid legal costs.

Between 2011 and 2020, the Company sold preferred members' interest issued under three different offerings, which raised gross proceeds of $8,149,250, net of $205,446 in direct offering costs. The Company did not sell any preferred member interests during 2021. As of December 31, 2021 and 2020, common members controlled 59 percent of the Company's voting interests.

Owners of preferred members' interests are entitled to a cumulative 8 percent per year (increased from 7 percent in 2018) preferred capital return, which, at December 31, 2021, was $4,880,685. In addition, the preferred members have a right to share in any remaining company profits at the rate of 1 unit per $25,000 capital contribution. Distributions to members are subject to available cash, as determined by the managers of the Company in their sole discretion. Upon notice provided by the preferred members to the Company, preferred members may put their preferred interests to the Company commencing on April 1, 2016 and April 1 of each subsequent year thereafter until 2022, subject to available cash, as determined by the managers of the Company in their sole discretion. During 2021, one member who contributed $100,000 in total put their interests to the Company. During 2020, one member who contributed $70,000 in total put their interests to the Company. The board voted not to repurchase the interests.

*Profit Interest Plan*

The Company adopted the 2011 Profit Interest Plan (the "Profit Interest Plan"), where the Company may grant profit interests of the Company to employees of the Company (Profit Interests). Profit Interests granted under the Profit Interest Plan generally vest 25 percent immediately, 12.5 percent one year after the grant date, 12.5 percent two years after the grant date, and 25 percent on the third and fourth anniversary of the grant date, or immediately upon a defined change in control. Alternatively, Profit Interests can also vest upon achievement of a prescribed milestone, as set forth in the holders' profit interest agreement. The Company has the option, but not the requirement, for six months after the termination of the holder to repurchase vested Profit Interests from the holder upon the holder's termination of employment at fair market value. The common members have voting rights commensurate with their Profit Interests in the Company, similar to the preferred members. Distributions to common members will occur only after distributions to the preferred members, as defined in the operating agreement. Profit Interests are subject to an enterprise benchmark at the date of grant and may only share in the appreciation of the Company above their initial benchmark.

## Note 8 - Members' Equity (Continued)

Management estimated the grant-date fair value of the Profit Interests based on the Company's risk-adjusted enterprise value. The resulting total was then allocated to each member class based on the allocation structure defined in the operating agreement. The fair value allocated to the Profit Interests granted was approximately $1,264,000. The remaining $22,000 will be recognized over the requisite service period, which approximates the vesting period of the units, which is approximately three years. The Profit Interest Plan was determined to be an equity-based plan.

As of December 31, 2021, 217.20 units of Profit Interests are reserved and outstanding, with 295.4 units vested. As of December 31, 2020, 110 units of the Profit Interests are reserved and outstanding with 275.6 units vested.

## Note 9 - Operating Leases

The Company leased a facility under noncancelable operating leases, that expired in February 2021. The lease required the Company to pay taxes, insurance, utilities, and maintenance costs. Total rent expense under this lease was $20,552 and $124,825 for 2021 and 2020, respectively. The Company did not renew the lease at the end of the lease term, as the Company is now working remotely and an office lease is no longer needed. The Company leases five storage units on a month-to-month basis. The Company has no future minimum lease obligations on the units. Total rent expense under these leases was $11,693 for 2021.

## Note 10 - Commitments

The Company has a commitment to purchase inventory from a manufacturer and has entered into multiple research and development contracts that will require it to pay approximately $40,000 during 2022.

## Note 11 - Retirement Plans

The Company has a 401(k) Plan (the "Plan") to provide retirement and incidental benefits for its employees. Employees may contribute a percentage of their annual compensation after 90 days of service to the Plan, limited to a maximum annual amount updated annually by the Internal Revenue Service (IRS). The Company matches employee contributions 100 percent up to 3 percent and 50 percent up to 5 percent. The Company's estimated contributions to the Plan total $18,087 and $27,599 for the years ended December 31, 2021 and 2020, respectively; this amount is trued up after the year based on actual results and may result in a different actual contribution amount.

## Note 12 - Subsequent Events

The Company has evaluated all subsequent events through April 19, 2022, which is the date the financial statements were available to be issued.

During January and February 2022, the Company closed an additional $1,300,000 convertible debt round, which accrues interest at 10 percent. In the event the Company completes a sale of shares on or before December 31, 2023 in which the total proceeds to the Company are no less than $10,000,000 (the "Qualified Financing"), the note (principal and unpaid accrued interest) will automatically convert into the same class of equity sold in the Qualified Financing at the lesser of (i) 80 percent of the share price paid in such financing or (ii) $40,000,000 divided by fully diluted capitalization immediately prior to the financing. The note also has an optional conversion feature to convert at the same terms as mentioned above in a nonqualified financing.

The convertible notes outstanding at December 31, 2021 were amended to match the terms of the convertible debt issued in 2022.

The OEDIT grant was completed and the Company received the final funding of $12,498 during 2022.

**EXHIBIT B**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

**SECURISYN MEDICAL, LLC**

**Crowd SAFE**

**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2022**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE ("Crowd SAFE") holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Securisyn Medical, LLC, a Colorado limited liability company (the "**Company**"), hereby issues to the Investor the right to certain Capital Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $40,000,000.

See Section 2 for certain additional defined terms.

**1.** ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Interests; or (2) issue to the Investor a number of Capital Interests sold in the First Equity Financing equal to the quotient obtained by dividing (x) the

Subscription Amount by (y) the applicable Conversion Price (as defined below, such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Interests; or (2) issue to the Investor a number of Capital Interests sold in the Subsequent Equity Financing equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of Common Interests equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of Capital Interests equal to the Subscription Amount divided by the First Equity Financing Price. Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the Capital Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors or managers determines in good faith that delivery of Capital Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Interests, as determined in good faith by the Company's board of directors or managers.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's board of directors or managers at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d) **Termination**.    This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Interests to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

## 2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or Section 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares or units of Capital Interests.

"**Discount Price**" means the product of (i) the price per share or unit of Capital Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means the next sale (or series of related sales) by the Company of its Capital Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Fully Diluted Capitalization**" means the aggregate number, as of immediately prior to the First Equity Financing, of all issued and outstanding Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) the issuance of all Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Capital Interests that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Interests by the Company to the public, which in each case results in such Capital Interests being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Interests (other than shares or units of Capital Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Capital Interests for resale, as approved by the Company's board of directors or managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of Capital Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) all Capital Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Capital Interests that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share or unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**SAFE Price**" means the price per share or unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.   *Company Representations***

(a)  The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Colorado, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)  The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current articles of organization and operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)  The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Interests issuable pursuant to Section 1.

(e)  The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued Capital Interests for issuance  and delivery upon the conversion of this instrument, such number of the Capital Interests as necessary to effect the conversion contemplated by this instrument,  and, from time to time, will take all steps necessary to amend its  charter to provide sufficient authorized numbers of Capital Interests issuable upon the conversion of this instrument. All such Capital Interests shall  be duly authorized, and when issued upon any such conversion, shall be  validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other  encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)  The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section

3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)  The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

## 4.  *Investor Representations*

(a)  The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)  The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)  The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)  The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)  The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)  The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)      The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Capital Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Interests (whether such shares or units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Interests or other securities, in cash, or otherwise.

(b)      The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's Capital Interests issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any of the Company's Capital Interests to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders or members individually owning more than 5% of the outstanding Capital Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Interests.  Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)      In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the registrable securities of the Company held by every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the registerable securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

**(D)      WITHOUT IN ANY WAY LIMITING THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 4 ABOVE, THE INVESTOR FURTHER AGREES NOT TO MAKE ANY DISPOSITION OF ALL OR ANY PORTION OF THIS INSTRUMENT OR THE UNDERLYING SECURITIES UNLESS AND UNTIL THE TRANSFEREE HAS AGREED IN WRITING FOR THE BENEFIT OF THE COMPANY TO MAKE THE REPRESENTATIONS AND WARRANTIES SET OUT IN SECTION 4 AND THE UNDERTAKING SET OUT IN SECTION 5(A) AND:**

(I)   THERE IS THEN IN EFFECT A REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING SUCH PROPOSED DISPOSITION AND SUCH DISPOSITION IS MADE IN ACCORDANCE WITH SUCH REGISTRATION STATEMENT; OR

(II) THE INVESTOR SHALL HAVE NOTIFIED THE COMPANY OF THE PROPOSED DISPOSITION AND SHALL HAVE FURNISHED THE COMPANY WITH A DETAILED STATEMENT OF THE CIRCUMSTANCES SURROUNDING THE PROPOSED DISPOSITION AND, IF REASONABLY REQUESTED BY THE COMPANY, THE INVESTOR SHALL HAVE FURNISHED THE COMPANY WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH DISPOSITION WILL NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's articles of organization and operating agreement, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.  *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE.  The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or managers to be advisable to reorganize this instrument and any Capital Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)  Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investor's Crowd SAFE).

(d)  Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)  The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of an equity holder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders or members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares or  units have been issued upon the terms described herein.

(f)  Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)  In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)  All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)  All rights and obligations hereunder will be governed by the laws of the State of Colorado, without regard to the conflicts of law provisions of such jurisdiction.

(j)  Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be Denver, Colorado.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)     The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as equity for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)     The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.


**SECURISYN MEDICAL, LLC**


By:
Name: Mark Bruning
Title: President and Chief Executive Officer


**INVESTOR:**

By:
Name:

## EXHIBIT A

### Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 (the "**Security**") issued by Securisyn Medical, LLC (the "**Issuer**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any Capital Interests which may be acquired upon conversion of the Securities (the "**Conversion Securities**"), to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or the Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all the Securities and Conversion Securities consistently with the majority of the voting power of the Capital Interests into which the Securities may convert into. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the Equity Financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Capital Interests in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term"** of the Nominee Services will terminate at the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor, and the Company mutually agree to terminate the Nominee Services.

To the extent the Investor provides the Issuer with any personally identifiable information **("PII")** in connection with its election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

By:
Name:
Date:

**NOMINEE:**

**Republic Investment Services LLC**

By:
Name: Youngro Lee, President
Date:

**COMPANY:**

By:
Name: Mark Bruning
Title: President and Chief Executive Officer
Date:

[*Signature Page to Nominee Rider and Waiver*]